Confidentially Submitted to the Securities and Exchange Commission on July [16], 2026. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Logoom Technologies Inc.
(Exact name of registrant as specified in its charter)

Nevada	7372	38-4365813
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

L. Avetisyan Street, Deadlock 2, Home 1,

Balahovit, Kotayk, Armenia 2213

tel. no. (719) 642-0914

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

GKL Registered Agents of NV, Inc.

3064 Silver Sage Drive, Suite 150, Carson City, Nevada, USA 89701

(775) 841 0644 (Tel.)

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Scott Doney, Esq.

The Doney Law Firm

3651 Lindell Rd. Ste. D121

Las Vegas, NV 89103

(702) 982-5686

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated Filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

The Registrant hereby amends this Registration Statement (the “Registration Statement”) on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED JULY [16], 2026

LOGOOM TECHNOLOGIES INC.

Up to 12,000,000 Shares of Common Stock

We are offering up to 12,000,000 Shares in a direct offering to the public. All shares offered pursuant to this prospectus will be sold at a fixed price of $0.01 per share for the duration of the offering. The offering is being conducted on a self-underwritten, best efforts basis. There is no minimum number of shares that must be sold in order for the offering to proceed, and no minimum purchase requirement for investors. The offering will be conducted by our sole officer and director, Garnik Giloyan, on behalf of our company. He will rely on the safe harbor provisions of Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and will not receive commissions or other transaction-based compensation for selling the shares.

If all 12,000,000 shares are sold, the Company will receive gross proceeds of $120,000. If fewer shares are sold, the proceeds will be reduced proportionately. There is no assurance that any shares will be sold. We do not have any arrangements to place any proceeds of the offering in escrow, trust or any other similar account. Funds received from investors will be immediately available to us. Having been incorporated August 12, 2025, we have a limited operating history. We are an early-stage software company that develops and operates Logoom.io, a cloud-based platform that enables organizations to collect, store, and analyze system log data.

We are not currently quoted on any public market or inter-dealer quotation system. Following the completion of this offering, we intend to obtain a market maker to seek quotation of our common stock on the OTC Markets Group Inc. marketplace, initially on the OTCID. If we are unable to obtain a quotation on the OTCID our shares may be quoted on the Pink Limited Market, a lesser tier also operated by the OTC Markets Group Inc. There can be no assurance that we will be successful in obtaining a market maker to sponsor a Rule 15c2-11 filing, that our common stock will be approved for quotation, or that an active trading market will develop. The offering is not conditional upon our engagement of a market maker for a quotation on any marketplace.

The offering will commence promptly on the date upon which this prospectus is declared effective by the SEC and will continue for 180 days. At the discretion of our management, we may discontinue the Offering before expiration of the 180-day period or extend the Offering for up to 90 days following the expiration of the 180-day Offering period. We will pay all expenses incurred in this Offering.

Our controlling shareholder is Garnik Giloyan. Through his ownership of 12,000,000 shares of common stock, Mr. Giloyan is able to control 100% of the voting power of the Company’s shares of common stock, and will have the ability to control 50% of the voting power if the maximum number of shares are subscribed for in this offering. As a result, he has the ability to control matters requiring shareholder approval, including the election of directors, amendment of the Company’s organizational documents, and approval of significant corporate transactions, such as a change in control, merger, consolidation, or sale of assets.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). See “Description of Business” and “Risk Factors.”

The purchase of the securities offered through this prospectus involves a high degree of risk. You should carefully read and consider the section of this prospectus titled “Risk Factors” on page 8 before buying any common shares.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This Prospectus is dated ___________, 2026

LOGOOM TECHNOLOGIES INC.

PROSPECTUS

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SUMMARY

As used in this prospectus, unless the context otherwise requires, “we,” “us,” “our,” the “Company” and “Logoom” refers to Logoom Technologies Inc. All dollar amounts in this prospectus are in U.S. dollars unless otherwise stated. You should read the entire prospectus before making an investment decision to purchase our common shares.

Our Business

Logoom Inc. is an early-stage software company that develops and operates Logoom.io, a cloud-based platform that enables organizations to collect, store, and analyze system log data. The platform assists small and medium-sized businesses (SMBs) in managing operational, performance, and security logs without maintaining on-premises infrastructure or specialized DevOps teams. Delivered as a Software-as-a-Service (SaaS) product hosted on Amazon Web Services (AWS), Logoom.io provides centralized log aggregation, event monitoring, alert configuration, and AI-based analytics through a web interface.

The company was incorporated in 2025, began limited commercial operations in 2025, and currently reports a small but expanding customer base. All software development, design, and technical functions are performed by three part-time independent contractors located in Armenia.

Logoom seeks to raise $120,000 in seed financing to support engineering, marketing, and infrastructure scaling. The Company achieves revenues under a subscription model and operations are expected to breakeven by early 2028.

Being a start-up company, we have achieved limited revenues and have a limited operating history. To the present, we have engaged in formation activities, raising capital, and commencing operations.

Our independent registered public accountant has issued an audit opinion for our company, which includes a statement expressing substantial doubt as to our ability to continue as a going concern. If we are unable to obtain additional funds our business may fail. We intend to use the net proceeds from this offering to develop our business operations (See “Description of Business” and “Use of Proceeds”).

As of December 31, 2025, we had $3,523 in cash and cash equivalents, an accumulated deficit of $9,228, and working capital of only $1,310. Our ability to continue as a going concern is dependent on continued financial support from stockholders or other sources, securing additional external financing, and achieving sustained profitable operations. Any projected profitability is speculative given our limited operating history and may be difficult to achieve given the early stage of our current operations, customer base, and capital available. The assumptions  and limitations in our achieving profitable operations include, but are not, limited to, additional external financing, market acceptance of our services and the growth of our customer base.

As of the date of this prospectus, there is no public trading market for our common stock and no assurance that a trading market for our securities will ever develop.

We were incorporated under the laws of the state of Nevada on August 12, 2025. Our fiscal year end is December 31. Our business offices are currently located at L. Avetisyan Street, Deadlock 2, Home 1, Balahovit, Kotayk, Armenia 2213 Tel.: +1 (719) 642-0914 and our email is admin@logoom.io. The information contained in our website is not made a part of this prospectus.

The address of agent for service in Nevada and registered corporate office is GKL Registered Agents of NV, Inc. 3064 Silver Sage Drive, Suite 150, Carson City, Nevada, USA 89701.

Our Risks and Challenges

An investment in our securities involves a high degree of risk. You should carefully consider the risks summarized below, together with all of the other information contained in this prospectus, before making an investment decision. These risks are discussed more fully in the “Risk Factors” section immediately following this Prospectus Summary. If any of these risks actually occurs, our business, financial condition, results of operations, and prospects could be materially and adversely affected. In such an event, the trading price of our common stock could decline, and you could lose all or part of your investment. These risks are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also materially adversely affect our business, financial condition, and results of operations.

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Our most significant risks include the following:

■	We are an early-stage company with only minimal revenues, cumulative losses of $9,228 since inception, and substantial doubt about our ability to continue as a going concern.
■	We will require substantial additional capital to fund our operations and growth. There is no assurance we will be able to raise the necessary funds, which could force us to delay or curtail our business plan.
■	Our business depends heavily on our founder, President and sole officer, Garnik Giloyan. We have no employment agreement or key-person insurance, and the loss of his services would materially harm our operations.
■	All of our assets, operations, management, and key personnel are located in Armenia. We are exposed to geopolitical tensions, economic instability, currency fluctuations, and infrastructure risks in the region that could disrupt our business.
■	We maintain a single office and rely on a small number of contractors, creating concentrated operational risk from any disruption to our facilities or personnel.
■	We have a limited operating history, which makes it difficult to evaluate our business model or predict our future financial performance.
■	This is a self-underwritten, best-efforts offering with no minimum amount required to close. We may raise little or no capital, in which case we may not be able to continue operations.
■	There is currently no public market for our common stock. Even if a market develops, it may be illiquid, volatile, and subject to the additional restrictions that apply to penny stocks.

These are not the only risks we face. You should carefully review the more detailed discussion of these and other risks in the “Risk Factors” section beginning on page 6 of this prospectus before deciding to invest in our common stock.

Emerging Growth Company

We are an Emerging Growth Company as defined in the Jumpstart Our Business Startups Act.

We shall continue to be deemed an emerging growth company until the earliest of:

(A)

the last day of the fiscal year of the issuer during which it had total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) or more;

(B)

the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective registration statement under this title;

(C)	the date on which such issuer has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or

(D)	the date on which such issuer is deemed to be a ‘large accelerated filer’, as defined in section 240.12b -2 of title 17, Code of Federal Regulations, or any successor thereto.

As an emerging growth company, we are exempt from Section 404(b) of Sarbanes Oxley. Section 404(a) requires Issuers to publish information in their annual reports concerning the scope and adequacy of the internal control structure and procedures for financial reporting. This statement shall also assess the effectiveness of such internal controls and procedures.

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Section 404(b) requires that the registered accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting.

As an emerging growth company, we are exempt from Section 14A and B of the Securities Exchange Act of 1934 which require the shareholder approval of executive compensation and golden parachutes.

We have elected to take advantage of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act.

For so long as we are an emerging growth company, we will be permitted to provide the scaled executive compensation disclosure applicable to smaller reporting companies even if we no longer qualify as a smaller reporting company. In addition, as an emerging growth company, we are exempt from PCAOB rules regarding mandatory firm rotation or the auditor reporting model.

The Offering

Common Shares Offered by Us:	12,000,000 common shares at a fixed price of $0.01 per share.
Minimum Number of Common Shares To Be Sold in This Offering:	None.
Number of Shares Outstanding Before and After this Offering	12,000,000 common shares are issued and outstanding as of the date of this prospectus. If the maximum shares are sold in this offering, we will have 24,000,000 shares outstanding.

Use of Proceeds:

Any proceeds that we receive from the offering will be used by us to pay for the expenses of this offering and to support our operations, including engineering, marketing, and infrastructure scaling. See “Use of Proceeds”

Risk Factors:

You should consider the matters set forth under “Risk Factors” beginning on page 9 as well as other cautionary statements throughout or incorporated by reference in this prospectus, before deciding to invest in shares of our common stock.

Summary Financial Information

Balance Sheet Data	March 31, 2026 (unaudited)	December 31, 2025(audited)
Cash	$477	$3,253
Total Assets	$7,586	$10,985
Liabilities	$10,271	$8,213
Total Stockholders’ Equity	$(2,685)	$2,772

Statement of Operations	March 31, 2026 (unaudited)	For the Period from Inception (August 12, 2025) through December 31, 2025
Revenue	$1,302	$599
Income (Loss) for the Period	$(5457)	$(9,228)

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RISK FACTORS

An investment in our common shares involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before investing in our common shares. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. The trading price of our common shares, if we publicly trade at a later date, could decline due to any of these risks, and you may lose all or part of your investment.

RISKS RELATED TO OUR FINANCIAL CONDITION AND OUR BUSINESS

Because we have a limited operating history, you may not be able to accurately evaluate our operations.

We are a startup company. We have had limited operations to date. Therefore, we have a limited operating history upon which to evaluate the merits of investing in our company. Potential investors should be aware of the difficulties normally encountered by new companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the operations that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to the ability to generate sufficient cash flow to operate our business, and additional costs and expenses that may exceed current estimates. We expect to incur significant losses into the foreseeable future. We recognize that if the effectiveness of our business plan is not forthcoming, we will not be able to continue business operations. There is no history upon which to base any assumption as to the likelihood that we will prove successful, and it is doubtful that we will generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will most likely fail.

Our investors may lose their entire investment because our financial status creates a doubt whether we will continue as a going concern.

Our auditors, in their opinion dated March 12, 2026, have stated that currently we do not have sufficient cash nor do we have a significant source of revenues to cover our operational costs and allow us to continue as a going concern. We have not yet achieved profitable operations, have accumulated losses since our inception and expect to incur further losses in the development of our business, all of which raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to generate future profitable operations and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments.

We seek to raise operating capital to implement our business plan in an offering of our common stock. Our plan specifies a minimum amount of $120,000 in additional operating capital to operate for the next twelve months. However, there can be no assurance that such offering will be successful. You may lose your entire investment.

We are dependent on outside financing for continuation of our operations.

Because we have generated limited revenues and currently operate at a loss, we are completely dependent on the continued availability of financing in order to continue our business. There can be no assurance that financing sufficient to enable us to continue our operations will be available to us in the future.

We need the proceeds from this offering to continue with our operations. Our offering has no minimum. Specifically, there is no minimum number of shares that needs to be sold in this offering for us to access the funds. Given that the offering is a best effort, self-underwritten offering, we cannot assure you that all or any shares will be sold. We have no firm commitment from anyone to purchase all or any of the shares offered. The funds from this offering will be used for working capital and to support our operations, including engineering, marketing, and infrastructure scaling. We will need additional funds to complete further development of our business plan to achieve a sustainable sales level where ongoing operations can be funded out of revenues. There is no assurance that any additional financing will be available or if available, on terms that will be acceptable to us. We have not taken any steps to seek additional financing.

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Our failure to obtain future financing or to produce levels of revenue to meet our financial needs could result in our inability to continue as a going concern and, as a result, our investors could lose their entire investment.

We have limited resources and operational capacity, and we may not manage growth effectively.

We are an early-stage SaaS company with very limited operating history and minimal revenues. As of the date of this prospectus, we have only 20 paying customers and monthly recurring revenue of approximately $50 per customer/subscriber. Our historical financial results are therefore of limited value in predicting our future performance or the success of our business model.

We currently have no full-time employees other than our founder, President, and sole director, Garnik Giloyan. All software development, design, and technical functions are performed by three part-time independent contractors located in Armenia. Our growth strategy depends on our ability to successfully hire additional personnel (including a machine-learning engineer and a sales/partnerships manager), scale our product roadmap, expand marketing efforts, and grow our customer base while maintaining service quality and reliability.

Our business plan calls for significant expansion over the next 12–24 months, including the release of new features such as a mobile application, expanded predictive analytics, and a natural-language query interface, as well as achieving a subscription base of 10,000 users by early 2028.  Our profitability is not conditional upon this number of users and we anticipate achieving profitability with a smaller subscription base. These initiatives require timely execution of the milestones outlined in this prospectus and effective management of the $120,000 in net proceeds we are seeking in this offering. Any delay or failure in product development, customer acquisition, or operational scaling could materially postpone our projected path to breakeven (currently targeted for early 2028) and force us to seek additional capital on less favorable terms or cease operations.

Because we operate with a very small team and rely heavily on contractors, any loss of key contractors, disruption to our single office in Balahovit, Armenia, or inability to recruit qualified personnel could impair our ability to deliver timely product updates, maintain platform performance, or support new customers. If we are unable to manage our anticipated growth effectively, our service quality, customer satisfaction, and financial performance could suffer materially. This would have a material adverse effect on our business, results of operations, financial condition, and prospects.

Our operating results may fluctuate, which could have a negative impact on our ability to grow our client base, establish sustainable revenues and succeed overall.

Our operating results are likely to fluctuate significantly from period to period, which could cause the market price of our common stock to decline and make it difficult for investors to evaluate our business or predict our future financial performance.

We are an early-stage SaaS company with a very small customer base — as of the date of this prospectus we have only 20 paying customers and approximately $50 per customer in monthly recurring revenue. Because a substantial majority of our revenue comes from monthly subscriptions, our results can vary materially based on many factors, including:

■	The rate at which we acquire and retain new customers and the timing of new subscriptions or upgrades/downgrades among our Starter, Professional, and Business subscription tiers;
■	The timing and market acceptance of new product features and enhancements, such as our planned mobile application, expanded predictive analytics, and natural-language query interface;
■	Customer churn or delays in renewals;
■	Fluctuations in the cost of our cloud infrastructure (AWS) and payments to our independent contractors in Armenia;
■	The success of our sales and marketing initiatives, which currently rely primarily on organic content marketing, LinkedIn outreach, referrals, and partnerships;
■	General economic conditions and budgetary constraints affecting spending by small and mid-sized businesses on IT and SaaS solutions;
■	Changes in foreign currency exchange rates (particularly the Armenian Dram versus the U.S. dollar), which affect both our revenues and operating costs;
■	Shifts in competitive pricing or product offerings by larger players in the log management and observability market; and
■	Changes in regulatory requirements related to data privacy, security, or compliance (such as GDPR or SOC 2).

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Because many of our operating expenses are relatively fixed in the short term while our revenue is still modest and variable, these and other factors may cause our operating results to be highly volatile. As a result, we may fail to achieve or sustain profitability on our expected timeline (currently targeted for early 2028), and you could lose all or part of your investment.

Our business is subject to risks associated with operating in and relying on personnel, contractors, and technology infrastructure located in Armenia.

Logoom Inc. maintains development and administrative operations in Yerevan, Armenia, where a portion of our engineering and support functions are performed. Armenia’s regional, political, and economic conditions may affect our ability to operate without disruption. The country remains landlocked and faces ongoing geopolitical tensions with neighboring Azerbaijan and Turkey, both of which have previously imposed border blockades. Although Armenia and Azerbaijan initialed a peace agreement in August 2025 to normalize relations following years of conflict over the Nagorno-Karabakh region, the agreement has not yet been fully ratified and border security remains uncertain. Periodic military incidents and political instability could disrupt business operations, transportation, or telecommunications services within the region.

Armenia’s economy also remains exposed to trade and logistical constraints. The country depends on limited export and transit routes through Georgia and Iran, and economic conditions can be affected by regional instability, sanctions, or infrastructure limitations. In mid-2025, the World Bank reported a decline in Armenia’s export performance due to reduced transit trade and weaker re-exports, highlighting ongoing supply-chain vulnerabilities. Although the Armenian government adopted a new Export Promotion Strategy for 2025–2030 to strengthen competitiveness and connectivity, structural risks related to geography, small market size, and external political pressures persist.

Because Logoom’s business depends on the continuous operation of its software development, data management, and support functions, any escalation of regional tensions, border closures, internet disruptions, or economic instability could materially affect our operations. Interruptions to connectivity or international data flows, government restrictions on technology exports, or sustained instability could impair our ability to deliver cloud-based services or maintain global customer support. While Armenia continues to participate in international organizations and to pursue economic modernization, the region’s geopolitical environment remains a material source of operational risk for our company.

Our operations are concentrated in a single office in Armenia, exposing us to significant disruption risks.

We maintain a single principal office in Balahovit, Armenia, which currently supports our core business operations, including software development, administrative management, and technical support. Although our cloud infrastructure is hosted on third-party platforms such as Amazon Web Services (AWS), our office and local workforce are integral to the continued development and maintenance of our software platform. If our Balahovit office were to experience a prolonged disruption—such as those caused by natural disasters, power outages, civil unrest, cyber incidents, or other local emergencies—our operations could be materially affected.

Because much of our software development and product management occurs in Armenia, any event that limits access to the office or disrupts local internet connectivity could delay product releases, impair system maintenance, or reduce service reliability. Armenia is subject to seismic activity and periodic regional instability, and its telecommunications infrastructure may be more vulnerable to service interruptions than in other jurisdictions. Additionally, any government restrictions, security incidents, or infrastructure failures that affect our office or the availability of local personnel could materially disrupt our ability to provide continuous service to customers.

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Although our data and application infrastructure are hosted redundantly across multiple AWS regions, and most customer-facing systems are designed for remote administration, the concentration of management and engineering functions in a single geographic location presents operational risk. We may incur significant expense or delay if required to relocate personnel, transition to alternate facilities, or secure additional redundancy for our administrative and engineering operations. Any extended outage or loss of key personnel associated with the Yerevan office could have a material adverse effect on our business operations, service quality, and growth strategy.

We face intense competition and rapid technological change, and our success depends on continuous innovation.

Our success depends, in part, on our ability to continuously innovate, develop, and enhance our software platform to meet evolving customer needs, technological changes, and competitive pressures. The market for log management, observability, and AI-driven analytics is characterized by rapid technological change, frequent new product introductions, and shifting customer expectations. Competitors with greater resources may develop products or services that are more advanced, easier to use, or more cost-effective than ours. To remain competitive, we must regularly improve our platform’s scalability, performance, and functionality, while maintaining security, reliability, and compliance with applicable data-protection standards.

If we fail to anticipate or respond effectively to emerging technologies, industry standards, or customer requirements, our products may become less competitive or obsolete. Similarly, delays in releasing new features, ineffective integration with third-party systems, or the failure of new offerings to achieve market acceptance could reduce our growth and profitability. Developing and deploying new features requires significant investment in engineering and testing, and there is no assurance that such investments will result in revenue growth. Our inability to innovate successfully or to deliver enhancements that meet customer expectations could materially and adversely affect our business, financial condition, and operating results.

We face intense competition in the log management and observability market.

We operate in a highly competitive and rapidly evolving market for log management, observability, and AI-driven analytics. Our primary competitors include much larger and better-capitalized companies such as Datadog Inc., Sentry Inc., SolarWinds (Loggly), Logz.io Ltd., and New Relic Inc. These competitors have significantly greater financial, technical, marketing, and other resources than we do. Many already have established brand recognition, large customer bases, extensive product suites, and substantial research and development budgets.

Because we are an early-stage company with only 20 paying customers and limited monthly recurring revenue, we compete primarily on the basis of simplified onboarding, lower pricing, and a focused SaaS solution tailored to small and medium-sized businesses. However, our competitors may develop new or improved products that are more advanced, easier to use, or more cost-effective than Logoom.io. They may also lower their prices, offer greater functionality, or bundle log management with broader observability platforms, making it more difficult for us to attract or retain customers.

Increased competition could result in:

■	lower-than-expected customer growth and revenues;
■	price reductions and lower profit margins;
■	the need for increased marketing and product development spending; or
■	the inability to develop or maintain features and usability that customers demand.

Any of these outcomes could materially and adversely affect our business, financial condition, results of operations, and prospects for growth. In addition, new competitors may enter the market or existing competitors may consolidate or gain market share, further intensifying competitive pressures. We cannot assure you that we will be able to compete successfully against current or future competitors.

We rely heavily on a small number of independent contractors and third-party cloud infrastructure.

A material part of our success depends on our ability to effectively manage our small team of independent contractors and our relationship with Amazon Web Services (AWS), which hosts our entire platform.

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We currently have no full-time employees other than our founder and sole officer. All software development, engineering, UI/UX design, and technical support functions are performed by only three part-time independent contractors located in Armenia. In addition, Logoom.io is delivered entirely as a cloud-based SaaS platform hosted on AWS. We depend on these contractors to develop and maintain our product and on AWS for reliable hosting, data storage, scalability, and performance.

There can be no assurance that our contractors will continue to provide services on acceptable terms, meet our development timelines, or remain available. Likewise, AWS could experience outages, impose significant price increases, change its service terms, or suffer disruptions that affect our platform. Replacing key contractors or transitioning to alternative cloud providers (if ever necessary) could be difficult, time-consuming, and expensive.

Our failure to successfully manage these relationships could delay product releases, impair platform reliability, reduce service quality, or increase costs. Any of these events could materially and adversely affect our business, financial condition, results of operations, customer retention, and growth prospects.

The market for our log management platform may not grow as expected or achieve broad market acceptance.

We hope to generate increasing subscription revenues from our Logoom.io platform. However, we cannot accurately predict future growth rates or the size of the addressable market for cloud-based log management and observability solutions targeted at small and medium-sized businesses.

Demand for our platform may not develop as anticipated, or may decrease, due to several factors, including:

■	the cost, features, ease of use, reliability, and AI capabilities of Logoom.io compared with competing solutions;
■	customer perceptions regarding the value and effectiveness of our platform;
■	overall customer satisfaction with our product performance, support, and user experience; and
■	the success of our marketing efforts and ability to demonstrate the benefits of our solution to potential customers.

Even if the overall log management and observability market grows, our platform may not achieve meaningful market acceptance among SMBs. If Logoom.io does not gain wide adoption, we may not be able to grow our customer base beyond our current 20 paying customers, achieve sustainable revenues, or reach breakeven operations as planned. In that event, our business, financial condition, and results of operations would be materially and adversely affected.

Our sales and marketing efforts may not generate sufficient customer growth.

We are a very early-stage company with no dedicated sales team. All sales and marketing activities are currently handled directly by our founder and sole officer, Garnik Giloyan, who is also responsible for acquiring customers. Our marketing strategy relies primarily on organic channels — search-engine-optimized content, LinkedIn outreach, referral programs, and partnerships with software-development agencies and cloud providers — while minimizing paid advertising.

These efforts may not produce the customer growth we need. There is no assurance that Mr. Giloyan’s personal networks, our content-driven approach, or our planned marketing initiatives will successfully attract and convert enough small and mid-sized businesses to reach our targets (including a subscription base of 10,000 users by early 2028). If our sales and marketing activities fail to scale or deliver meaningful customer acquisition, we may be unable to grow beyond our current 20 paying customers, generate sustainable recurring revenue, or achieve breakeven operations.

As a result, we may not be able to compete effectively, execute our business plan, or continue as a going concern. In that event, the value of your investment in our common stock could decline significantly, and you could lose all or part of your investment.

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We may fail to successfully integrate new team members or strategic partnerships.

We plan to grow by hiring additional personnel (including a machine-learning engineer and a sales/partnerships manager) and by forming strategic partnerships with software-development agencies and cloud service providers after this offering closes. Our ability to successfully integrate these new hires and partnerships into our very small, contractor-based organization is critical to executing our growth strategy and achieving our milestones.

We currently have no full-time employees other than our founder. Adding new team members and partners could create challenges such as:

■	difficulties integrating new personnel and aligning them with our existing contractor-based culture and remote operations in Armenia;
■	diversion of management attention from day-to-day product development and customer acquisition;
■	delays or failures in achieving expected synergies from new hires or partnerships; or
■	the assumption of unexpected costs or operational disruptions during the integration process.

If we are unable to successfully onboard new team members or manage partnerships effectively, we may experience delays in product development, slower customer growth, higher-than-expected costs, or failure to meet our projected timeline to breakeven operations. Any of these outcomes could materially and adversely affect our business, financial condition, results of operations, and growth prospects.

We rely on information technology systems and cloud infrastructure, and any disruption or breach could harm our business.

We rely heavily on information technology systems and third-party cloud infrastructure, primarily Amazon Web Services (AWS), to operate Logoom.io, deliver our SaaS platform, ingest and store customer log data, provide real-time monitoring and alerts, and run our AI analytics features. Our product development, customer support, and day-to-day operations also depend on these systems and reliable internet connectivity from our location in Armenia.Any significant disruption — such as an AWS outage, internet or power failure in Armenia, cyberattack, data breach, or security incident — could interrupt service to our customers, delay product updates, impair system reliability, or compromise sensitive log data. Because we process operational, performance, and security logs for our customers, a breach could expose us to legal liability, regulatory penalties, loss of customer trust, and reputational harm.Given our small size, limited resources, and reliance on a small number of contractors, we may not be able to quickly recover from such events. Any prolonged disruption or successful cyber incident could result in significant costs, loss of revenue, damage to our reputation, and loss of customers. This would materially and adversely affect our business, financial condition, results of operations, and growth prospects.

A security breach or privacy incident could damage our reputation and expose us to liability.

We collect, store, and analyze potentially sensitive customer log data (including operational, performance, and security logs) through our cloud-based SaaS platform Logoom.io. Federal, state, and international laws and regulations, including GDPR and SOC 2 standards, require us to safeguard this information. Although we use AWS infrastructure and have implemented security controls such as encryption and access restrictions, our security measures and those of our third-party providers may not prevent all breaches, cyberattacks, unauthorized access, or accidental data exposure.

Any security breach or privacy incident could result in the unauthorized disclosure of customer data, regulatory investigations, fines, lawsuits, or other liability. Such an event could cause existing customers — particularly those in regulated industries such as financial services, e-commerce, and legal/compliance — to terminate their subscriptions, deter potential new customers, and seriously damage our reputation. Given our small size, limited resources, and reliance on a small number of contractors, responding to and recovering from a major incident would be especially difficult and costly.

Any of these outcomes could materially and adversely affect our business, financial condition, results of operations, customer retention, and growth prospects.

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RISKS RELATED TO LEGAL UNCERTAINTY

All of our assets and our director and officer are outside the United States, with the result that it may be difficult for investors to enforce within the United States any judgments obtained against us or our director or officer.

All of our assets are located outside the United States and we do not currently maintain a permanent place of business within the United States. In addition, our sole director and officer is a national and/or resident of countries other than the United States, and all or a substantial portion of such person’s assets are located outside the United States. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against us or any of our directors or officers, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Consequently, you may be effectively prevented from pursuing remedies under United States federal and state securities laws against us or any of our directors or officers.

We are exposed to market risk from changes in foreign currency exchange rates which could negatively impact profitability.

We intend to sell our product in Armenia, Europe and North America but report in US dollars. As a result, there is exposure to foreign currency risk as we enter into transactions denominated in foreign currencies. Our predominant exposures are in the Armenian Dram. With respect to the effects on earnings, if the US currency strengthens relative to other currencies, our earnings could be negatively impacted. The translation impact may be more material in the future. We have not utilized risk management tools such as hedging.

We acquire many products from our programmers in Armenia. To the extent the Dram or other currencies appreciate with respect to the U.S. dollar, we may experience cost increases on such purchases. We may not be successful at increasing customer pricing or other actions in an effort to mitigate the related cost increases and thus our profitability may be adversely impacted.

Our commercial success depends on our ability to develop and commercialize our platform without infringing third-party intellectual property rights.

Our commercial success depends, in part, on our ability to operate Logoom.io without infringing the patents, copyrights, trademarks, or other proprietary rights of third parties. The software, AI analytics, user interface, and cloud-based architecture we use or develop could inadvertently infringe existing third-party intellectual property, especially given the rapid pace of innovation in log management, observability, and AI-driven tools.

Third parties may assert claims against us alleging infringement. Any such claim, even if without merit, could result in costly litigation, divert the attention of our founder and sole officer, and consume significant financial and operational resources. If we are found to infringe, we could be required to pay substantial damages, obtain a license from the rights holder, or redesign portions of our platform. Any required license may not be available on commercially reasonable terms, or at all. In some cases, we could be forced to cease offering certain features or even stop operating parts of Logoom.io entirely.

Because we are an early-stage company with very limited resources and no full-time employees other than our founder, the costs and disruptions from any intellectual property dispute could be particularly severe. Any of these outcomes could materially and adversely affect our business, financial condition, results of operations, and growth prospects.

Third parties may claim that we infringe their intellectual property rights.

Competitors or other third parties in the log management, observability, and AI analytics markets may claim that our platform, Logoom.io, or its features (including our AI-driven analytics, user interface, or data processing methods) infringe their patents, copyrights, trademarks, or other proprietary rights. Such claims, whether or not meritorious, could result in costly and time-consuming litigation, significant legal expenses, and the diversion of our founder’s limited time and resources.

If any of these claims succeed, we could be required to pay substantial damages, obtain expensive licenses, or modify or discontinue certain features of our platform. Any of these outcomes could materially and adversely affect our business, financial condition, results of operations, and growth prospects.

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Compliance with public company obligations will increase our costs and divert management attention.

Changing laws, regulations, and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new SEC rules, create uncertainty for companies such as ours. These requirements are subject to varying interpretations and may evolve over time, resulting in higher compliance costs and ongoing revisions to our disclosure and governance practices.

In particular, Section 404 of the Sarbanes-Oxley Act requires us to evaluate and report on the effectiveness of our internal controls over financial reporting. As an emerging growth company and smaller reporting company, we are currently exempt from auditor attestation requirements and will not be required to provide a full internal controls report until our second annual report. We have not yet completed a formal evaluation of our internal controls. Given our very small size, limited resources, and existing material weaknesses, there is a significant risk that additional material weaknesses or deficiencies exist or will be identified in the future.

If material weaknesses or deficiencies are discovered, or if we fail to comply with these requirements, investors could lose confidence in our reported financial information, our stock price could decline significantly, and our business, financial condition, and results of operations could be materially and adversely affected. In addition, these compliance obligations will increase our general and administrative expenses and divert the limited time of our sole officer and director from revenue-generating activities.

Public companies are subject to risks relating to securities fraud and derivative lawsuits, which may have a material adverse effect on our business, operations, and financial results.

As a publicly traded company, we are subject to state and federal securities laws. There is a risk that we may be subject to lawsuits that allege that we have violated such laws. Such a lawsuit would cause us to incur significant legal fees and could take up significant time of our executive officers and directors. We may be unable to defend or settle such an action, causing a material adverse effect on our business, operations, and financial results.

Such allegations could materially harm our reputation among investors and damage our ability to raise funds, issue securities, or remain liquid. It may reduce trading volume and cause a significant decline in the market price of our shares, damaging your ability to sell your shares. We do not currently have directors’ and officers’ insurance.

RISKS ASSOCIATED WITH MANAGEMENT AND CONTROL PERSONS

We depend heavily on our founder, President, Chief Executive Officer, and sole director, Garnik Giloyan, the loss of whom would materially disrupt our business.

Our success depends to a significant degree on the continued services of Garnik Giloyan, our founder, President, Chief Executive Officer, and sole director. Mr. Giloyan is currently responsible for all day-to-day management, product strategy, engineering oversight, sales efforts, and key customer and industry relationships within the IT infrastructure and log management sector.

We have no other full-time employees and rely on only three part-time independent contractors in Armenia for technical development. Because we do not have an employment agreement with Mr. Giloyan or any “key person” life insurance policy on him, the loss of his services for any reason (including illness, disability, death, or voluntary departure) would likely cause a material disruption to our operations. We may not be able to find a suitable replacement with comparable technical expertise, industry contacts, or entrepreneurial experience on acceptable terms, or at all.

The loss of Mr. Giloyan could delay product development, slow customer acquisition, impair our ability to execute our growth milestones, and force us to curtail or cease operations. Any of these outcomes would have a material adverse effect on our business, financial condition, results of operations, and the value of your investment in our common stock.

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Insiders will continue to have substantial control over us and our policies after this offering and will be able to influence corporate matters.

Garnik Giloyan, whose interests may differ from other stockholders, has the ability to exercise significant control over us. Presently, he beneficially owns 100% of our common stock, and, assuming 100% of this offering is sold, he will continue to beneficially own approximately 50%. He is able to exercise significant influence over all matters requiring approval by our stockholders, including the election of directors, the approval of significant corporate transactions, and any change of control of our company. He could prevent transactions, which would be in the best interests of the other shareholders. Mr. Giloyan’s interests may not necessarily be in the best interests of the shareholders in general.

Our sole officer and director do not have any prior experience conducting a best-efforts offering or management a public company.

Our sole executive officer and director does not have any experience conducting a best-effort offering or managing a public company. Consequently, we may not be able to raise any funds or run our public company successfully. If we are not able to raise sufficient funds, we may not be able to fund our operations as planned, and our business will suffer and your investment may be materially adversely affected. Also, our executive’s officer’s and director’s lack of experience of managing a public company could cause you to lose some or all of your investment.

Our Bylaws limit the liability of, and provide indemnification for, our officers and directors.

Our Bylaws, provide that every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a Director or officer of our company is or was serving at the request of our company or for its benefit as a Director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the general corporation law of the State of Nevada from time to time against all expenses, liability and loss (including attorneys’ fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. Thus, our company may be prevented from recovering damages for certain alleged errors or omissions by the officers and Directors for liabilities incurred in connection with their good faith acts for our company. Such an indemnification payment might deplete our assets. Stockholders who have questions respecting the fiduciary obligations of the officers and Directors of our company should consult with independent legal counsel. It is the position of the Securities and Exchange Commission that exculpation from and indemnification for liabilities arising under the 1933 Act and the rules and regulations thereunder is against public policy and therefore unenforceable.

RISKS RELATED TO OUR LEGAL STATUS

As an “emerging growth company” under the JOBS Act, we are permitted to rely on exemptions from certain disclosure requirements.

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

■	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

■

comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

■	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

■

disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive’s compensation to median employee compensation.

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In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period. Even if we no longer qualify for the exemptions for an emerging growth company, we may still be, in certain circumstances, subject to scaled disclosure requirements as a smaller reporting company. For example, smaller reporting companies, like emerging growth companies, are not required to provide a compensation discussion and analysis under Item 402(b) of Regulation S-K or auditor attestation of internal controls over financial reporting.

Until such time, however, we cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Risks Related To Ownership of Our Shares

As there is no minimum for our offering, if only a few persons purchase shares, they may lose their investment as we may be unable to make a significant attempt to implement our business plan.

Since there is no minimum number of shares that must be sold directly under this offering, if a limited number of shares are sold, we may not have enough capital to fully implement our plan of operations. As such, we may not be able to meet the objectives we state in this prospectus or eliminate the “going concern” modification in the reports of our auditors as to uncertainty with respect to our ability to continue as a going concern. If we fail to raise sufficient capital, we would expect to have insufficient funds for our ongoing operating expenses. Any significant lack of funds will curtail the growth of our business and may cause our business to fail. If our business fails, investors will lose their entire investment.

We are selling this offering without an underwriter and may be unable to sell any shares.

This offering is self-underwritten, that is, we are not going to engage the services of an underwriter to sell the shares. We intend to sell our shares through our officer and director, Garnik Giloyan, who will receive no commissions or other remuneration from any sales made hereunder. He will offer the shares to friends, family members, and business associates; however, there is no guarantee that they will be able to sell any of the shares. Unless they are successful in selling all of the shares and we receive the maximum amount of proceeds from this offering, we may have to seek alternative financing to implement our plan of operations.

We arbitrarily determined the price of the shares of our common stock to be sold pursuant to this prospectus, and such price does not reflect the actual market price for the securities. Consequently, there is an increased risk that you may not be able to re-sell our common stock at the price you bought it for.

The initial offering price of $0.01 per share of the common stock offered pursuant to this prospectus was determined by us arbitrarily. The price is not based on our financial condition or prospects, on the market prices of securities of comparable publicly traded companies, on financial and operating information of companies engaged in similar activities to ours, or on general conditions of the securities market. The price may not be indicative of the market price, if any, for our common stock in the trading market after this offering. If the market price for our stock drops below the price which you paid, you may not be able to re-sell out common stock at the price you bought it for.

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We will likely conduct further offerings of our equity securities in the future, in which case your proportionate interest may become diluted.

We are authorized to issue up to 250,000,000 shares of common stock, of which 12,000,000 shares are issued and outstanding as of the date of this prospectus. We are issuing up to 12,000,000 shares of our common stock pursuant to this prospectus. Our Board of Directors has the authority, without the consent of any of our stockholders, to cause us to issue additional shares of common stock. The sale of our common stock pursuant to this prospectus, and any future additional issuances of our common stock will result in immediate dilution to our existing shareholders’ interests, which may have a dilutive impact on our existing shareholders and could negatively affect the value of your shares.

Since our inception, we have relied on sales of our common shares to fund our operations. We will likely be required to conduct additional equity offerings in the future to finance our current projects or to finance subsequent projects that we decide to undertake. If common shares are issued in return for additional funds, the price per share could be lower than that paid by our current shareholders. We anticipate continuing to rely on equity sales of our common shares in order to fund our business operations. If we issue additional shares, your percentage interest in us could become diluted.

If a market for our common stock does not develop, shareholders may be unable to sell their shares.

Prior to this offering, there has been no public market for our securities and there can be no assurance that an active trading market for the securities offered herein will develop after this offering, or, if developed, be sustained. We anticipate that, upon completion of this offering, the common stock will be eligible for quotation on the OTCID. If for any reason, however, our securities are not eligible for initial or continued quotation on the OTCID or a public trading market does not develop, purchasers of the common stock may have difficulty selling their securities should they desire to do so and purchasers of our common stock may lose their entire investment if they are unable to sell our securities. The OTCID has differing information requirements if our shares are registered under Sections 12 or 15(d) of the Exchange Act or not. If registered, we will be required to file periodic reports under Section 15(d) of the Exchange Act, such as Forms 10-K and 10-Q, in order to maintain our quotation on the OTCID. However in the event that our common stock registration under the Exchange Act is deregistered, suspended or revoked, then the information requirements to maintain our quotation will be significantly decreased, as we will be able to provide the required OTCID financial disclosure through their alternative reporting standards through the OTC Disclosure and News Service. In addition, our registration under Section 15(d) may be automatically suspended if we have less than 300 shareholders of record and, if this occurs, we will no longer be required to file periodic reports under Section 15(d) of the Exchange Act and then the previously described lower alternative disclosures standards for the OTCID would apply. In the event that we are unable to obtain or maintain a OTCID quotation, our shares may be quoted on the Pink Limited Market, a lesser tier also operated by the OTC Markets Group Inc. Any quotation on such markets may result in significantly lower trading volume, liquidity for investors, and lower values for their shares.

Investors may face significant restrictions on the resale of our common stock due to Federal regulations on penny stocks.

Our common stock will be subject to the requirements of Rule 15(g)9, promulgated under the Securities Exchange Act as long as the price of our common stock is below $5.00 per share. Under such rule, broker-dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser’s consent prior to the transaction. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990, also requires additional disclosure in connection with any trades involving a stock defined as a penny stock. Generally, the Commission defines a penny stock as any equity security not traded on an exchange or quoted on NASDAQ that has a market price of less than $5.00 per share. The required penny stock disclosures include the delivery, prior to any transaction, of a disclosure schedule explaining the penny stock market and the risks associated with it. Such requirements could severely limit the market liquidity of the securities and the ability of purchasers to sell their securities in the secondary market.

In addition, various state securities laws impose restrictions on transferring “penny stocks” and as a result, investors in the common stock may have their ability to sell their shares of the common stock impaired.

The market price of our common stock may be highly volatile

The market price of our common stock is likely to be highly volatile and could fluctuate widely in response to various factors, many of which are beyond our control. These factors include:

■	our ability to acquire new customers and retain our existing 20 paying customers;
■	the timing and success of new product features, such as our planned mobile application, expanded AI analytics, and natural-language query interface;
■	our ability to achieve the growth milestones and breakeven operations outlined in this prospectus;
■	additions or departures of key personnel, particularly our founder and sole officer, Garnik Giloyan;
■	operating results that differ from investor expectations;
■	changes in the competitive landscape or announcements by larger competitors;
■	fluctuations in our monthly recurring revenue and customer churn;
■	regulatory developments affecting data privacy, security, or cloud services;
■	geopolitical or economic events impacting our operations in Armenia;
■	broader market conditions for small-cap, microcap, or SaaS stocks; and
■	sales of our common stock or the perception that such sales could occur.

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In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

Because we are an early-stage company with limited revenues, minimal operating history, and no established public trading market, you should consider any of the above factors to be material. As a result, you could lose all or a substantial portion of your investment in our common stock.

Upon effectiveness of this registration statement, we will be subject to the 15(d) reporting requirements under the Securities Exchange Act of 1934, which does not require a company to file all the same reports and information as fully reporting companies.

Upon effectiveness of this registration statement, we will be subject to the 15(d) reporting requirements according to the Securities Exchange Act of 1934. As a Section 15(d) filer, we will be required to file quarterly and annual reports during the fiscal year in which our registration statement is declared effective; however, such duty to file reports shall be suspended as to any fiscal year, other than the fiscal year within which such registration statement became effective, if, at the beginning of such fiscal year the securities of each class are held of record by less than 300 persons. In addition, as a filer subject to Section 15(d) of the Exchange Act, we are not required to prepare proxy or information statements; our common stock will not be subject to the protection of the going private regulations; we will be subject to only limited portions of the tender offer rules; our officers, directors, and more than ten (10%) percent shareholders are not required to file beneficial ownership reports about their holdings in our company; that these persons will not be subject to the short-swing profit recovery provisions of the Exchange Act; and that more than five percent (5%) holders of classes of our equity securities will not be required to report information about their ownership positions in the securities. As such, shareholders will not have access to certain material information which would otherwise be required if it was a fully reporting company pursuant to an Exchange Act registration.

We do not currently intend to file a Form 8-A to voluntarily register our common stock under Section 12(g) of the Exchange Act prior to or upon the effectiveness of this registration statement. We may elect to file a Form 8-A in the future (for example, if we successfully obtain quotation on the OTCID or determine that full Exchange Act reporting status is otherwise advantageous), but there can be no assurance that we will do so. Until and unless our common stock is registered under Section 12(g), we will remain subject only to the more limited reporting obligations of Section 15(d).

This limited disclosure could make our common stock less attractive to investors, could adversely affect any trading market that develops, and could cause the price of our common stock (if one develops) to be lower or more volatile than it otherwise might be.

Because our director is not independent he can make and control corporate decisions that may be disadvantageous to other common shareholders.

We intend to apply to have our common shares quoted on the OTCID, which does not have director independence requirements. Using the definition of “independent” in NASDAQ Rule 5605(a)(2), we have determined that our sole director is not independent. Our director has a significant influence in determining the outcome of all corporate transactions or other matters, including mergers, consolidations, and the sale of all or substantially all of our assets. He also has the power to prevent or cause a change in control. The interests of our director may differ from the interests of the other stockholders and thus result in corporate decisions that are disadvantageous to other shareholders.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

The offering has no escrow, and investor funds may be used on receipt. There is no escrow of any funds received by us in this offering, and any funds received may be used by us for any corporate purpose as the funds are received.

We intend to use the money raised in this offering as detailed in “Use of Proceeds” section of this prospectus. However, our management has the discretion to use the money as it sees fit and may diverge from using the proceeds of this offering as explained herein. The use of proceeds may not be used to increase the value of your investment.

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We have never declared or paid any cash dividends or distributions on our capital stock. And we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

We have never declared or paid any cash dividends or distributions on our capital stock. We currently intend to retain our future earnings, if any, to support operations and to finance expansion and therefore we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

The declaration, payment and amount of any future dividends will be made at the discretion of the board of directors, and will depend upon, among other things, the results of our operations, cash flows and financial condition, operating and capital requirements, and other factors as the board of directors considers relevant. There is no assurance that future dividends will be paid, and, if dividends are paid, there is no assurance with respect to the amount of any such dividend.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our business and our industry. Words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “plan,” “project,” “may,” “will,” “should,” “would,” “could,” and similar expressions are intended to identify forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those described in the section entitled “Risk Factors” beginning on page 9, as well as those discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Our Business” and elsewhere in this prospectus.

Forward-looking statements speak only as of the date of this prospectus. Except as required by applicable law, including the securities laws of the United States, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We are offering a total of 12,000,000 shares at a price of $0.01 per share under our offering. Our offering is being made on a self-underwritten, “best-efforts” basis with no minimum number of shares we are required to sell in order for us to proceed with the offering. The net proceeds to us from the sale of up to 12,000,000 shares offered at a public offering price of $0.01 per share will vary depending upon the total number of shares sold. Regardless of the number of shares sold, we expect to incur offering expenses estimated at approximately an aggregate of $34,000 that comprises of $25,000 for legal and accounting, and $9,000 for other costs in connection with this offering (estimated transfer agent fees, filing fee, etc.) and we will pay all of the costs relating to this offering with advances from our sole shareholder or other third parties. The following table sets forth the uses of proceeds assuming the sale of 10%, 25%, 50%, 75% and 100%, respectively, of the shares we are offering for sale. Since we are making this offering without any minimum requirement, there is no guarantee that we will be successful at selling any of the securities being offered in this prospectus. Accordingly, the actual amount of proceeds we will raise in this offering, if any, may differ.

Percent of Net Proceeds Received

Application of Proceeds	10%	25%	50%	75%	100%

Shares Sold	1,200,000	3,000,000	6,000,000	9,000,000	12,000,000
Gross Proceeds	$12,000	$30,000	$60,000	$90,000	$120,000
Less Offering Expenses	$34,000	$34,000	$34,000	$34,000	$34,000
Net Offering Proceeds (Loss)	$(22,000)	$(4,000)	$26,000	$56,000	$86,000

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The use of the proceeds from the offering set forth below demonstrates how we intend to use the funds under the various percentages of amounts of the related offering. All amounts listed below are estimates.

% of Offering Sold	10%	25%	50%	75%	100%

Legal and accounting	$34,000	$34,000	$34,000	$34,000	$34,000
Salaries	-	$6,000	$6,000	$6,000	$6,000
Marketing and partnership initiatives	-	$5,000	$10,000	$15,000	$25,000
Software engineering and feature development	-	$5,000	$15,000	$24,000	$30,000
Cloud infrastructure and automation	-	-	$10,000	$20,000	$25,000
Total	$34,000	$50,000	$75,000	$100,000	$120,000

Our offering expenses are comprised of legal and accounting expenses and transfer agent fees. Our sole officer and director will not receive any compensation for his efforts in selling our shares. If necessary, Mr. Giloyan, our chief executive officer and sole director, has verbally agreed to loan the Company funds to complete the registration process. Also, these loans would be necessary if the proceeds from this offering will not be sufficient to implement our business plan and maintain reporting status and quotation on the OTC Markets when and if our common stock becomes eligible for trading on the OTC Markets. However, Mr. Giloyan has no obligation to loan such funds to us and that there is no guarantee that he will loan such funds to us.

We intend to use the proceeds of this offering in the manner and in order of priority set forth above. We intend to hire staff in order to serve our customers better, hire a professional marketing firm to reach our target audience.

In all instances, after the effectiveness of this Registration Statement, we will need some amount of working capital to maintain our general existence and comply with our public reporting obligations. We reserve the right to change the use of proceeds, provided that such reservation is due to the following contingencies:

•	a change of conditions in the market that make our business plan unprofitable;
•	the failure to secure distributors; or
•	the failure to contract with key employees and to profitably secure resources to provide cloud-based platform that enables organizations to collect, store, and analyze system log data.

In the case that any of the aforementioned occurs, the alternative uses of capital may include:

•	exploration of alternative business models for software development and distribution;
•	acquisition of third-party businesses involved with software development and distribution; or
•	partnerships, joint ventures, or licensing with businesses in software and data development.

There is no commitment by any person to purchase any or all of the shares of common stock offered by this prospectus and, therefore, there can be no assurance that the offering will be totally subscribed for the sale of the maximum 12,000,000 shares of common stock being offered.

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PLAN OF DISTRIBUTION AND DETERMINATION OF OFFERING PRICE

We are offering a maximum of 12,000,000 shares of our common stock at a fixed price of $0.01 per share on a self-underwritten, best-efforts basis. This means we are offering the shares directly to the public without the services of an underwriter, and there is no minimum number of shares that must be sold in order to close the offering. We will retain all proceeds from the sale of any shares that are sold. The $0.01 fixed per share offering price for the duration of this offering was arbitrarily chosen by management. There is no relationship between this price and our assets, earnings, book value or any other objective criteria of value.

All shares will be sold by our President, Chief Executive Officer, and sole director, Garnik Giloyan. Mr. Giloyan will offer the shares primarily to friends, family members, business acquaintances, and other potential investors through personal contact and telephone communications. He will not use general solicitation or advertising in connection with the offering.

Mr. Giloyan will receive no commission or other compensation for the sale of any shares. In offering the securities, he will rely on the safe harbor from broker-dealer registration provided by Rule 3a4-1 under the Securities Exchange Act of 1934. He satisfies all conditions of that rule: he is not subject to a statutory disqualification, he is not compensated by commissions or transaction-based remuneration, he is not an associated person of a broker-dealer, and he has not participated in the sale of securities for any issuer more than once every twelve months (other than in reliance on the safe harbor).

Offering Period

The offering will commence on the date the registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission and will continue for a period of 180 days. We may, in our sole discretion, extend the offering for up to an additional 90 days. The offering will terminate on the earlier of (i) the sale of all 12,000,000 shares offered, (ii) the expiration of the 180-day period (or any extended period), or (iii) the date we decide to terminate the offering.

All subscriptions are irrevocable once accepted by us. There is no minimum purchase requirement for any investor.

No Underwriter; Risks of Self-Underwritten Offering

Because this offering is self-underwritten and there is no minimum amount that must be raised, there is no assurance that we will sell any or all of the shares offered. If we sell few or no shares, we may not have sufficient funds to implement our business plan or continue operations. Investors should carefully consider the risks described in the “Risk Factors” section beginning on page 9, including the risks associated with a self-underwritten offering and the lack of a minimum offering amount.

No Market or Listing

There is currently no public market for our common stock. After the effective date of this registration statement, we intend to seek a market maker to file an application with FINRA to have our common stock quoted on the OTCID. However, there can be no assurance that a market maker will be located, that our application will be accepted, or that an active trading market will develop or be sustained.

We have not engaged, and do not intend to engage, any broker-dealer or placement agent in connection with this offering.

Offering Expenses

We will pay all expenses related to this offering, estimated at approximately $34,000 (primarily legal, accounting, and filing fees). See “Use of Proceeds” for further information.

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DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share and the net tangible book value per share of our common stock immediately after this offering.

Our net tangible book value as of March 31, 2026 was negative $9,794, or approximately ($0.00082) per share. Net tangible book value per share is calculated by subtracting our total liabilities and intangible assets from our total tangible assets, then dividing by the number of shares of common stock outstanding.

After giving effect to the sale of all 12,000,000 shares offered in this offering at $0.01 per share (assuming no change in the number of shares outstanding), and after deducting estimated offering expenses of $34,000, our pro forma net tangible book value would be approximately $76,206, or approximately $0.0032 per share. This represents an immediate increase in net tangible book value of approximately $0.0036 per share to existing stockholders and an immediate dilution of approximately $0.0068 per share to new investors purchasing shares in this offering.

The following table illustrates the dilution to new investors at various levels of offering participation (assuming the offering expenses remain fixed at $34,000):

Percent of Shares Sold	10%	25%	50%	75%	100%
Shares sold	1,200,000	3,000,000	6,000,000	9,000,000	12,000,000
Gross proceeds	$12,000	$30,000	$60,000	$90,000	$120,000
Net proceeds (after $34,000 expenses)	$(22,000)	$(4,000)	$26,000	$56,000	$86,000
Net tangible book value after offering	$(31,794)	$(13,794)	$16,206	$46,206	$76,206
Total shares outstanding after offering	13,200,000	15,000,000	18,000,000	21,000,000	24,000,000
Net tangible book value per share after offering	$(0.0024)	$(0.0009)	$0.0009	$0.0022	$0.0032
Increase (decrease) in NTBV per share to existing stockholders	$(0.0020)	$(0.0005)	$0.0013	$0.0026	$0.0036
Dilution per share to new investors	$0.0124	$0.0109	$0.0009	$0.0078	$0.0068

The following table summarizes the differences between the number of shares purchased, total consideration paid, and average price per share paid by existing stockholders and by new investors in this offering (assuming 100% of the shares are sold):

	Shares Purchased	Percent	Total Consideration	Percent	Average Price Per Share
Existing stockholders	12,000,000	50%	$12,000	9%	$0.001
New investors	12,000,000	50%	$120,000	91%	$0.01
Total	24,000,000	100%	$132,000	100%	$0.0055

To the extent we sell fewer than 100% of the shares offered, the dilution to new investors will be greater and the increase in net tangible book value per share to existing stockholders will be smaller.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Our authorized capital stock consists of 250,000,000 shares of common stock, with a par value of $0.001 per share. As of the date of this prospectus, there were 12,000,000 shares of our common stock issued and outstanding. Our shares are currently held by 1 stockholder of record. We have no authorized shares of preferred stock.

Common Stock

Voting Rights. Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. As a result, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election.

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Dividend Rights. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefor.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any then-outstanding preferred stock.

Preemptive, Conversion and Redemption Rights. Holders of our common stock have no preemptive, conversion, subscription or redemption rights. There are no redemption or sinking fund provisions applicable to our common stock.

Nevada Law and Anti-Takeover Provisions

Because we have not opted out of either statute, we are subject to both of the following Nevada anti-takeover laws:

■

Business Combination Statute (NRS 78.411 – 78.444) — This statute prohibits us from engaging in certain “combinations” (including mergers, asset sales, and other transactions) with an “interested stockholder” (generally a person who, together with affiliates and associates, owns or within the prior three years owned 10% or more of our voting stock) for a period of three years after the date the person first became an interested stockholder, unless the combination or the transaction that resulted in the person becoming an interested stockholder is approved in a prescribed manner by our board of directors or by the disinterested stockholders.

■

Control Share Acquisition Statute (NRS 78.378 – 78.3793) — This statute provides that shares acquired in a “control share acquisition” (generally an acquisition that would give the acquirer one-fifth but less than one-third, one-third but less than a majority, or a majority or more of our voting power) lose their voting rights unless those voting rights are restored by the affirmative vote of a majority of the disinterested stockholders. The statute could have the effect of discouraging or delaying a change in control of the Company.

These provisions are intended to discourage coercive takeover practices and inadequate takeover bids. They may also have the effect of delaying, deferring or preventing a change in control of our company, which could adversely affect the market price of our common stock.

Transfer Agent and Registrar

We have not yet appointed a transfer agent and registrar for our common stock. We will appoint one prior to the effectiveness of this registration statement.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

The Doney Law Firm, our independent legal counsel, has provided an opinion on the validity of our common stock.

GreenGrowth CPAs have audited our financial statements included in this prospectus and registration statement to the extent and for the periods set forth in their audit report. GreenGrowth CPAs has presented their report with respect to our audited financial statements. The report of GreenGrowth CPAs is included in reliance upon their authority as experts in accounting and auditing.

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OUR BUSINESS

Overview

Logoom Technologies Inc. is an early-stage software company incorporated under the laws of the State of Nevada on August 12, 2025. We develop and operate Logoom.io, a cloud-based SaaS platform that enables organizations to collect, store, monitor, and analyze system log data. The platform is designed for small and medium-sized businesses (SMBs) that need centralized log management without maintaining on-premises infrastructure or hiring specialized DevOps teams. Logoom.io is hosted on Amazon Web Services (AWS) and delivers real-time log aggregation, event monitoring, configurable alerts, and AI-powered analytics through a simple web interface.

We began limited commercial operations in late 2025 and currently have 20 paying customers and a small number of trial users. We are raising up to $120,000 in this offering to accelerate product development, marketing, and infrastructure scaling with the goal of reaching breakeven operations by early 2028.

Industry Opportunity

According to Mordor Intelligence, the global market for log management and observability software was approximately USD 3.8 billion in 2024 and is projected to reach approximately USD 7.9 billion by 2030, representing a compound annual growth rate of about 16%. The same report indicates that cloud-based solutions already account for the majority of deployments and that small and medium-sized businesses (SMBs) are the fastest-growing customer segment within the market.

Logoom.io is specifically designed to serve this underserved SMB segment by providing a simple, affordable, cloud-native platform with AI-powered analytics.

Artificial intelligence ("AI") generally refers to software systems designed to perform tasks that typically require human cognitive functions, such as analyzing data, identifying patterns, processing natural language, and generating insights. Currently, Logoom incorporates certain AI-related technologies through natural language processing ("NLP") tools and libraries. For example, the platform utilizes NLP functionality to perform sentiment analysis on text-based data, enabling users to classify customer feedback and other written communications as positive, negative, or neutral. These capabilities assist users in identifying trends and patterns within their operational data.

The platform's analytical, grouping, and anomaly detection functions are primarily driven by proprietary algorithms, business rules, statistical techniques, Node.js code, and SQL-based data processing methods. While we refer to certain NLP-based features as AI-powered, the platform does not currently utilize large language models ("LLMs") or generative AI technologies in its core analytics functions.  Our company may incorporate additional AI technologies, including LLM-based capabilities, in future product releases; however, such capabilities are not currently deployed.

The company's current AI-related functionality consists primarily of natural language processing tools and internally developed analytical capabilities. These functions are implemented through a combination of proprietary software, internally developed algorithms and business logic, and third-party open-source software libraries. The company develops and controls the Logoom platform, including its application architecture, data management processes, analytical workflows, user interfaces, and integrations.

The company is also developing a planned future module, referred to as "Logoom AI," which is intended to enable users to interact with their data using natural language queries. Under the current development plan, Logoom AI is expected to utilize third-party large language models ("LLMs"), including models provided by companies such as OpenAI and Google, together with proprietary software developed by the company. While the company intends to develop the application layer, workflows, data integrations, visualization features, and user experience associated with Logoom AI, the underlying LLM functionality is expected to be provided by third-party AI providers. Accordingly, certain planned future AI capabilities will be dependent upon the continued availability, performance, pricing, and terms of service of third-party AI providers.

The company's AI-related functionality is not limited to the use of third-party or open-source AI models. While the platform utilizes certain third-party libraries for specific natural language processing tasks, the proprietary value of the Logoom platform resides in the company's internally developed software for collecting, structuring, processing, analyzing, and presenting log data.

Customers transmit application logs to the platform through an API. The company's software ingests, stores, and structures this data to enable users to search, filter, group, and analyze events across applications, environments, time periods, severity levels, and message patterns. The company's proprietary analytical capabilities include internally developed logic for identifying patterns, grouping related events, measuring event frequency, detecting operational anomalies, and presenting the results through dashboards, reports, and visualizations. For example, the platform can identify repeated login failures or error spikes within a selected period and present those events in a meaningful operational context.

Although the platform utilizes certain third-party or open-source libraries for specific functions, such as natural language processing and text classification, those libraries represent only one component of the overall system. The Company's proprietary technology includes its log ingestion pipeline, data structures, query engine, analytical workflows, event-grouping logic, reporting layer, and user interface.

The company does not currently utilize large language models ("LLMs") as part of its core analytical functionality. The company is developing planned future features that are expected to incorporate third-party LLMs to enable users to interact with their log data using natural language queries. Under the current design, the LLM will function as a natural language interface to the Company's existing proprietary log processing and analytical capabilities rather than replacing those capabilities. Accordingly, while future releases are expected to rely on third-party LLM providers for model inference, the Company's differentiation will continue to reside in its proprietary platform architecture, data processing, analytical logic, workflows, and user experience.

Our Platform

Logoom.io is a fully hosted, cloud-based SaaS platform that enables organizations to easily collect, centralize, monitor, and analyze log data from their applications, servers, networks, and cloud infrastructure. Built specifically for small and medium-sized businesses (SMBs), the platform eliminates the complexity and high cost of traditional log management solutions by removing the need for on-premises hardware, complex server setups, or dedicated DevOps or security teams. Customers connect to Logoom.io through simple API or SDK integration and immediately gain access to the following core capabilities:

■	Centralized log aggregation — securely collect and store both structured and unstructured log data from multiple sources in one location.
■	Real-time event monitoring — continuously track system activity with customizable threshold-based alerts delivered via email, SMS, or Slack.
■	Automated workflows — automatically trigger actions such as creating JIRA tickets or sending webhooks when specific events or anomalies are detected.
■	AI-powered analytics and anomaly detection — use machine learning to identify performance issues, security threats, and operational problems proactively, turning raw log data into actionable insights.

The entire platform is delivered as a pure Software-as-a-Service solution hosted on Amazon Web Services (AWS). Users access all features through an intuitive web-based dashboard and do not need to install or maintain any software locally. Our technical architecture is built using a scalable modular microservices design, JSON-based storage, and security controls aligned with SOC 2 requirements to ensure reliability, performance, and data protection.

Planned Product Enhancements

We intend to use a substantial portion of the net proceeds from this offering to accelerate the development of several key features that will significantly improve the functionality, usability, and competitive position of the Logoom.io platform. During 2026 and 2027, we plan to complete the following enhancements:

■	Mobile Application — Develop and launch a native mobile app for iOS and Android. This will enable users to monitor logs, receive real-time push alerts, and manage their accounts from anywhere, supporting the needs of remote and distributed teams.

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■	Expanded Predictive Analytics and Anomaly Detection — Significantly upgrade our AI and machine-learning capabilities to provide more accurate predictive insights, automated root-cause analysis, and earlier detection of performance issues or potential security threats.
■	Natural-Language Query Interface — Introduce an intuitive search feature that allows users to query their log data using everyday language (for example, “show all failed login attempts from last week”) instead of complex technical syntax. This will make the platform more accessible to non-technical users and accelerate adoption across SMB organizations.

These enhancements are central to our growth strategy. They are expected to improve customer satisfaction and retention, encourage upgrades to our higher-tier subscription plans, and help us attract a broader range of small and medium-sized businesses. We anticipate allocating approximately $30,000 of the net proceeds from this offering toward these product development initiatives.

Target Market

Our primary customers are small and medium-sized businesses (SMBs) in North America and Europe that operate digital infrastructure but lack dedicated DevOps, IT operations, or security teams. These organizations generate significant volumes of log data from their applications, servers, websites, and cloud services, yet they typically cannot afford or support the complex, expensive log management platforms built for large enterprises.

We are specifically focused on the following key verticals:

■	SaaS providers that need reliable application performance monitoring and audit trails
■	E-commerce companies that require real-time visibility to minimize downtime and protect revenue
■	Financial services and fintech firms that must maintain detailed compliance, security, and transaction logs
■	Legal and compliance organizations that depend on secure, searchable audit records for regulatory and client requirements

These SMB customers are often underserved by larger competitors and are highly attracted to a simple, affordable, cloud-based SaaS solution that delivers enterprise-grade functionality without the need for specialized technical staff or heavy upfront investment.

Competition

The log management and observability market is highly competitive. Our primary competitors include larger, well-funded companies such as Datadog Inc., New Relic Inc., Sentry Inc., Logz.io Ltd., and SolarWinds (Loggly). These competitors generally target enterprise customers with more comprehensive, higher-priced platforms that often require significant technical resources and longer implementation times.

We differentiate Logoom.io by focusing specifically on small and medium-sized businesses (SMBs). Our platform offers a simpler, lower-cost SaaS solution with faster onboarding, transparent subscription pricing, and an intuitive interface that does not require dedicated DevOps or security teams. This targeted approach allows us to address an important and often underserved segment of the market.

Revenue Model

We generate revenue through monthly subscription fees for access to the Logoom.io platform. We currently offer three subscription tiers designed to meet the needs of different-sized SMB customers:

Tier	Monthly Price	Key Limits and Features
Starter	$12	1 source, up to 50 log entries per day, basic alerts
Professional	$24	5 sources, up to 500 entries per day, AI insights, Slack integration
Business	$44	15 sources, up to 1,000 entries per day, webhooks, Jira integration, advanced reporting

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Revenue is recognized monthly based on active subscriptions. As of December 31, 2025, our monthly recurring revenue (MRR) was approximately $50. We expect our average revenue per user (ARPU) to increase over time as existing customers upgrade to higher tiers and as we add new customers who begin on the Professional or Business plans.

Our gross margins are expected to improve as we scale, primarily due to economies of scale in our AWS cloud infrastructure costs.

Plan of Operation

We are a development-stage company with limited revenues, 20 paying customers as of the date of this prospectus, and a small team consisting of our founder and three part-time independent contractors. The net proceeds from this offering will be used to execute our growth strategy, which focuses on product enhancement, customer acquisition, infrastructure scaling, and targeted hiring.

We intend to allocate the net proceeds of up to $120,000 approximately as follows:

■	Product Development ($30,000) – Complete the AI analytics module, mobile application, and natural-language query interface.
■	Marketing and Customer Acquisition ($25,000) – Invest in SEO content, LinkedIn outreach, referral programs, and partnerships with software agencies and cloud providers.
■	Cloud Infrastructure and Operations ($25,000) – Scale AWS resources and improve platform reliability as customer volume increases.
■	Salaries and Contractors ($6,000) – Fund planned hires (machine-learning engineer and sales/partnerships manager) and retain current contractors.
■	General Working Capital and Offering Expenses (remainder) – Support ongoing operations and maintain public-company reporting requirements.

Key Milestones (Next 12–24 Months)

Milestone	Target Completion	Budget
Beta launch – logging, alerts, dashboards	Q1 2026	$10,000
Public launch and initial marketing	Q3 2026	$10,000
Release of AI analytics module	Q1 2027	$10,000
Mobile app and predictive features	Q3 2027	$10,000
Reach 10,000-user subscription target	Q1 2028	$15,000

We believe these milestones, if funded by the full $120,000 offering, will allow us to meaningfully scale our customer base and reach breakeven operations by early 2028. If we raise substantially less than the maximum amount offered, we will prioritize core product development and platform stability while seeking additional financing to support marketing and growth initiatives.

Intellectual Property

We believe our brand and proprietary technology are important to our competitive position. We have initiated the trademark registration process for “Logoom” in the Republic of Armenia and intend to pursue trademark protection in additional jurisdictions, including the United States and the European Union, as we expand.

Our core platform — including the source code, user interface, AI analytics engine, and related software — consists of proprietary technology that was developed internally or acquired from our founder, Garnik Giloyan, through an asset purchase agreement dated August 12, 2025. We rely primarily on a combination of trade secret protection, confidentiality agreements with our contractors, and technical safeguards to protect our intellectual property. We do not currently hold any patents.

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Employees and Operations

We have no full-time employees other than our founder, President, Chief Executive Officer, and sole director, Garnik Giloyan. All software development, design, and technical support functions are currently performed by three part-time independent contractors located in Armenia. The company currently relies on these three independent contractors to assist with software development, application design, maintenance, and technical support for the Logoom platform. These contractors are engaged on an as-needed basis and are not employees of the company. The company's founder manages and supervises their work, reviews deliverables, coordinates testing activities, and approves production releases.

Following the closing of this offering, we plan to hire a machine-learning engineer to accelerate AI and analytics development and a sales/partnerships manager to drive customer acquisition and strategic alliances.Our entire business operates on a remote basis.

Corporate Details

Logoom Technologies Inc. was incorporated under the laws of the State of Nevada on August 12, 2025. Our fiscal year end is December 31. Our principal offices are located at L. Avetisyan Street, Deadlock 2, Home 1, Balahovit, Kotayk, Armenia 2213. Our telephone number is +1 (719) 642-0914 and our email is admin@logoom.io.

PROPERTIES

We do not own any real property. Our sole director and officer, Garnik Giloyan, provides us with office and administrative space at his residence located at L. Avetisyan Street, Deadlock 2, Home 1, Balahovit, Kotayk, Armenia 2213. This space is used for business planning, administrative functions, and certain product development activities. Mr. Giloyan does not charge the Company any rent or other fees for the use of this space.

We believe the current facilities are adequate for our present needs and will remain sufficient for the foreseeable future as our operations are conducted on a fully remote basis with our cloud-based platform hosted on Amazon Web Services (AWS).

LEGAL PROCEEDINGS

We are not a party to any other legal proceedings and, to our knowledge, no other legal proceedings are pending, threatened or contemplated.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information

There is currently no public market for our common stock. We have not applied for quotation on any exchange or over-the-counter market. After the effective date of this registration statement, we intend to seek a market maker to file an application with FINRA to have our common stock quoted on one of the quotation tiers operated by the OTC Markets Inc, such as the OTCID or the Pink Limited Market as an alternative. To be eligible for a quotation on the OTCID, we will be required to provide ongoing financial disclosure (typically with the filing of periodic reports under the Exchange Act through the SEC’s EDGAR system) and a management certification, and verify our company profile for US investors, brokers and regulators. The OTCID has differing information requirements if our shares are registered under Sections 12 or 15(d) of the Exchange Act or not. If registered, we will be required to file periodic reports under Section 15(d) of the Exchange Act, such as periodic reports on Forms 10-K and 10-Q, and current reports on Form 8-K, in order to maintain our quotation on the OTCID. However, in the event that our common stock registration under the Exchange Act is deregistered, suspended or revoked, then the information requirements to maintain our quotation will be significantly decreased, as we will be able to provide the required OTCID financial disclosure through their alternative reporting standards through the OTC Disclosure and News Service. In addition, our registration under Section 15(d) may be automatically suspended if we have less than 300 shareholders of record and, if this occurs, we will no longer be required to file periodic reports under Section 15(d) of the Exchange Act and then the previously described lower alternative disclosures standards for the OTCID would apply. To be eligible for quotation on the Pink Limited Market we will be required to meet the minimum disclosure requirements under Rule 15c2-11. The markets for both tiers are often characterized by a lack of liquidity, particularly the Pink Limited Market.  There can be no assurance that a market maker will be located, that our application will be accepted, or that an active trading market will develop or be sustained if our shares are quoted.

Holders

As of the date of this prospectus, there was one record holder of our common stock (our founder, President and sole director, Garnik Giloyan).

Penny Stock Regulations

Our common stock will be subject to the penny stock rules of the Securities Exchange Act of 1934, as amended, because it will likely trade below $5.00 per share. These rules require broker-dealers to deliver a standardized risk disclosure document before selling a penny stock to any non-institutional customer. The document must include:

■	a description of the risks of the penny stock market,
■	the broker-dealer’s duties to the customer,
■	the rights and remedies available to the customer,
■	a description of the dealer market and bid/ask spreads,
■	a toll-free number for disciplinary history inquiries, and
■	other information required by the SEC.

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In addition, the broker-dealer must obtain the customer’s written agreement to the transaction and make a special written determination that the penny stock is a suitable investment for that customer. These requirements may severely limit the liquidity of our common stock and make it more difficult for investors to sell their shares.

Dividend Policy

We have never declared or paid any cash dividends on our common stock and do not anticipate paying any dividends in the foreseeable future. We intend to retain all available funds and any future earnings for use in the operation and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, and applicable Nevada law restrictions.

Under Nevada Revised Statutes, we may not declare dividends if, after giving effect to the dividend:

1.	we would not be able to pay our debts as they become due in the ordinary course of business, or
2.	our total assets would be less than the sum of our total liabilities plus the amount needed to satisfy the rights of shareholders with preferential rights superior to those receiving the dividend.

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MANAGEMENT’S DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements. You should carefully review the “Risk Factors” section beginning on page 9 for a discussion of important factors that could cause our actual results to differ materially from those anticipated in the forward-looking statements.

Forward-Looking Statements

These forward-looking statements speak only as of the date of this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, or achievements. Except as required by applicable law, including the securities laws of the United States, we expressly disclaim any obligation or undertaking to disseminate any update or revisions of any of the forward-looking statements to reflect any change in our expectations with regard thereto or to conform these statements to actual results.

Emerging Growth Company

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. We can delay the adoption of such accounting standards until those standards would otherwise apply to private companies until we are either no longer an “emerging growth company” or we affirmatively and irrevocably opt out of the extended transition period. As a result of our election to rely on the extended transition period, our financial statements may not be comparable to the financial statements of other public companies. During this extended transition period we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period. However, even if we no longer qualify for the exemptions for an emerging growth company, we may still be, in certain circumstances, subject to scaled disclosure requirements as a smaller reporting company.

Overview

Our company was incorporated under the laws of the State of Nevada on August 12, 2025. We develop and operate Logoom.io, a cloud-based SaaS platform that enables organizations to collect, store, monitor, and analyze system log data. We are in the early stages of commercial operations and have generated only nominal revenue to date.

Results of Operations

For the Three Month Period ended March 31, 2026

The following table summarizes our operating results for the three month period ended March 31, 2026:

Three month Period ended March 31, 2026 (unaudited)
Revenue	$1,302
Cost of Sales	$66
Gross Profit	$1,236
Operating Expenses	$6,820
Net Loss	$(5,457)

Revenue and Cost of Sales

During the three month period ended March 31, 2026, we generated revenues of $1,302 with cost of sales of $66 resulting in gross margin of $1,236. We generated revenues primarily from the sale of our cloud-based platform that enables organizations to collect, store, and analyze system log data.

During the three month period ended March 31, 2026, we incurred expenses of $6,820 entirely consisting of general and administrative expenses. Our general and administrative expenses primarily consisted of legal and accounting fees, and product development. Initially, a significant portion of our expenses were attributed to one-time legal fees for the preparation of contracts and fees related to the preparation of the registration statement for the public offering of the shares of our common stock.

For the period from August 12, 2025 (inception) through December 31, 2025

The following table summarizes our operating results for the period from August 12, 2025 (date of inception) to December 31, 2025:

From August 12, 2025 (inception) to December 31, 2025 (audited)
Revenue	$599
Cost of Sales	$46
Gross Profit	$553
Operating Expenses	$9,811
Net Loss	$(9,228)

Revenue and Cost of Sales

During the period from August 12, 2025 (date of inception) to December 31, 2025, we generated revenues of $599 with cost of sales of $46 resulting in gross margin of $553. We generated revenues primarily from the sale of our cloud-based platform that enables organizations to collect, store, and analyze system log data.Expenses

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During the period from August 12, 2025 (date of inception) to December 31, 2025, we incurred expenses of $9,811 entirely consisting of general and administrative expenses. Our general and administrative expenses primarily consisted of legal and accounting fees, and product development. Initially, a significant portion of our expenses were attributed to one-time legal fees for the preparation of contracts and fees related to the preparation of the registration statement for the public offering of the shares of our common stock.

Management anticipates that operating expenses will increase in future periods as we expand marketing efforts and invest in product development.

Because we only recently commenced business operations, management does not believe past performance is indicative of future performance.

Liquidity and Capital Resources

	As at March 31, 2026 (unaudited)	As at December 31, 2025 (audited)
Current assets:	$477	$3,523
Current liabilities:	$271	$2,213
Working capital:	$206	$1,310

As at March 31, 2026, we had cash of $477 and working capital of $206. As at December 31, 2025, we had cash of $3,523 and working capital of $1,310. We have incurred operating losses since inception, and this is likely to continue in the foreseeable future.

We require additional capital to fund product development, marketing, and operations. Management projects that we will need approximately $120,000 to fund our operating expenditures for the next twelve-month period, allocated as follows:

■	Legal and accounting: $34,000
■	Salaries: $6,000
■	Marketing and partnership initiatives: $25,000
■	Software engineering and feature development: $30,000
■	Cloud infrastructure and automation: $25,000
■	Total: $120,000

We currently do not have committed sources of additional financing beyond this offering and possible loans from our director. The issuance of additional equity securities may result in significant dilution to our stockholders. There is no assurance that additional financing will be available on commercially reasonable terms, or at all. If we are unable to obtain sufficient financing, we may be forced to scale back or cease operations.

Going Concern

As shown in the accompanying financial statements, we have an accumulated deficit of $9,228 since inception, and a working capital of $1,310 as at December 31, 2025 and working capital of $206 as at March 31, 2026. These conditions among others raise substantial doubt as to our ability to continue as a going concern. In response to these conditions, we intend to raise capital through this offering. The financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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Revenue Recognition

Our company derives revenue from the sale of our cloud-based platform that enables organizations to collect, store, and analyze system log data. In accordance with ASC 606 Revenue from Contracts with Customers revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the amount is fixed and determinable, and collectability is reasonably assured.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. This ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. This ASU is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. The amendments in this ASU should be applied retrospectively to all prior periods presented in the financial statements. The Company adopted the ASU and determined that its adoption did not have a material impact on the Company’s condensed consolidated financial statements and related disclosures. As defined in the ASU, operating segments are components of an enterprise about which discrete financial information is regularly provided to the CODM in making decisions on how to allocate resources and assess performance for the organization. The Company operates and manages its business as one reportable and operating segment. The Company’s CODM is the Chief Executive Officer. The Company’s CODM reviews condensed consolidated operating results to make decisions about allocating resources and assessing performance for the entire Company.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. This update clarifies the requirements for interim financial statements and introduces a disclosure principle that requires entities to disclose significant events or changes occurring since the end of the most recent annual reporting period that have a material effect. The standard also provides a centralized list of all interim disclosure requirements to improve navigability. For the Company, this standard is effective for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this update, but does not expect the adoption to have a material impact on its consolidated financial position or results of operations.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements, which provides technical corrections, clarifications, and minor improvements across a variety of Topics in the Accounting Standards Codification. Key clarifications include the calculation of diluted earnings per share in loss periods and the accounting for treasury stock retirements. These amendments are effective for the Company for annual reporting periods beginning after December 15, 2026. The Company may early adopt the amendments on an issue-by-issue basis. We do not anticipate that the adoption of this ASU will significantly affect our current accounting practices or financial statement disclosures.

Company management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the name and positions of our sole executive officer and director as of the date hereof.

Name	Age	Position
Garnik Giloyan	36	President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director

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Garnik Giloyan, Chairman, President, Chief Executive Officer, Chief Financial Officer and Secretary

Garnik Giloyan has been a part-time CTO, Software Architect, and Startup Founder with more than fifteen years of experience leading engineering teams and developing scalable cloud-based products. His career spans the design and implementation of SaaS, B2B, and enterprise systems, with a strong focus on software architecture, automation, and AI-driven analytics. He has guided multiple product launches from concept to deployment, combining technical leadership with practical business insight.

In 2018, Mr. Giloyan founded Kengaroo Delivery, a Yerevan-based logistics startup that successfully operated under his technical and operational direction. He later founded Logoom Inc., the company behind Logoom.io, a modern cloud platform for log management and analytics that integrates performance monitoring, observability, and AI-assisted insights. His work reflects a long-standing commitment to building efficient, reliable, and secure software infrastructure.

Mr. Giloyan earned his Bachelor’s degree from Armenian National Agrarian University and completed advanced coursework in VB.NET and Microsoft Access at Planet Training Center in Yerevan. He is 36 years old and currently oversees Logoom’s product strategy, engineering operations, and technology roadmap.Mr. Giloyan currently dedicates 75% of his time to Logoom, while also providing coding services to other software companies on an as-needed/contract basis.

Other Directorships

Mr. Giloyan does not hold any other directorships in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940.

Term of Office

Our directors are elected to hold office until the next annual meeting of the shareholders and until their respective successors have been elected and qualified. Our executive officers are appointed by our board of directors and hold office until removed by our board of directors or until their successors are appointed.

Family Relationships

There are no family relationships between our executive officers and directors.

Other Significant Employees

Other than our executive officers, we do not currently have any significant employees.

Involvement in Certain Legal Proceedings

Aside from the following, during the past 10 years, none of our current directors, nominees for directors or current executive officers has been involved in any legal proceeding identified in Item 401(f) of Regulation S-K, including:

1.

Any petition under the Federal bankruptcy laws or any state insolvency law filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he or she was a general partner at or within two years before the time of such filing, or any corporation or business association of which he or she was an executive officer at or within two years before the time of such filing;

2.	Any conviction in a criminal proceeding or being named a subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.

Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him or her from, or otherwise limiting, the following activities: i. Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity; ii. Engaging in any type of business practice; or iii. Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

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4.

Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any type of business regulated by the Commodity Futures Trading Commission, securities, investment, insurance or banking activities, or to be associated with persons engaged in any such activity;

5.

Being found by a court of competent jurisdiction in a civil action or by the SEC to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

6.

Being found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7.

Being subject to, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: i. Any Federal or State securities or commodities law or regulation; or ii. Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or iii. Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8.

Being subject to, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to, among other persons, members of our board of directors, our company’s officers including our president, chief executive officer and chief financial officer, employees, consultants and advisors. As adopted, our Code of Business Conduct and Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

1.	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2.

full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications made by us;

3.	compliance with applicable governmental laws, rules and regulations;

4.	the prompt internal reporting of violations of the Code of Business Conduct and Ethics to an appropriate person or persons identified in the Code of Business Conduct and Ethics; and

5.	accountability for adherence to the Code of Business Conduct and Ethics.

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Our Code of Business Conduct and Ethics requires, among other things, that all of our company’s senior officers commit to timely, accurate and consistent disclosure of information; that they maintain confidential information; and that they act with honesty and integrity.

In addition, our Code of Business Conduct and Ethics emphasizes that all employees, and particularly senior officers, have a responsibility for maintaining financial integrity within our company, consistent with generally accepted accounting principles, and federal and state securities laws. Any senior officer, who becomes aware of any incidents involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to our company. Any failure to report such inappropriate or irregular conduct of others is to be treated as a severe disciplinary matter. It is against our company policy to retaliate against any individual who reports in good faith the violation or potential violation of our company’s Code of Business Conduct and Ethics by another.

Our Code of Business Conduct and Ethics is attached hereto as Exhibit 14. We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the total compensation paid or accrued to our named executive officer, as that term is defined in Item 402(m)(2) of Regulation S-K

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Garnik Giloyan(1)	2025	$0	-	-	-	-	-	Nil	$0

(1)	Mr. Giloyan was appointed President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director on August 12, 2025.

Garnik Giloyan is our sole director and officer.

Grants of Plan-Based Awards Table

We did not grant any awards to our named executive officers during the fiscal years ended December 31, 2025.

Outstanding Equity Awards at Fiscal Year End

There were no unexercised options, stock that has not vested and equity incentive plan awards for our named executive officers during the last two fiscal years.

Option Exercises

During our fiscal year ended December 31, 2025, there were no options exercised by our named officers.

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Compensation of Directors

We did not provide any compensation to Mr. Giloyan for performing her services as our director since the inception of our company. Her only compensation was for her services as Chief Executive Officer.

Pension, Retirement or Similar Benefit Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. We have no material bonus or profit-sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of the board of directors or a committee thereof.

Indebtedness of Directors, Senior Officers, Executive Officers and Other Management

None of our directors or executive officers or any associate or affiliate of our company during the last two fiscal years is or has been indebted to our company by way of guarantee, support agreement, letter of credit or other similar agreement or understanding currently outstanding.

Compensation Committee Interlocks and Insider Participation

During 2025, we did not have a compensation committee or another committee of the board of directors performing equivalent functions. Instead the entire board of directors performed the function of compensation committee. Our board of directors approved the executive compensation paid in 2025.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the ownership, as of July [16], 2026, of our common stock by each of our directors and executive officers, by all of our executive officers and directors as a group, and by each person known to us who is the beneficial owner of more than 5% of any class of our securities. As of July [16], 2026, there were 12,000,000 shares of our common stock issued and outstanding. All persons named have sole voting and investment control with respect to the shares, except as otherwise noted. The number of shares described below includes shares which the beneficial owner described has the right to acquire within 60 days of the date of this registration statement.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percentage of Class
Garnik Giloyan L. Avetisyan Street, Deadlock 2, Home 1, Balahovit, Kotayk, Armenia 2213	12,000,000	(2)	100%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the number of shares outstanding is deemed to include the number of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. In this case there are no convertible securities and no acquisition rights outstanding. As a result, the percentage of outstanding shares of the person shown in this table reflects the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on August 12, 2025. As of August 12, 2025, we had 12,000,000 shares of our common stock issued and outstanding.

(2)	If the Offering is completed, we will have 24,000,000 shares issued and outstanding and Mr. Giloyan will hold 50 % of those shares.

Changes in Control

As of December 31, 2025, we are unaware of any contract or other arrangement the operation of which may at a subsequent date result in a change in control of our company.

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RELATED TRANSACTIONS

As of December 31, 2025, we owed $6,000 to the President of our company for expenses paid on our behalf. The amount owing is unsecured, non-interest bearing, and due on demand.

There have been no other transactions since the beginning of our last fiscal year or any currently proposed transactions in which we are, or plan to be, a participant and the amount involved exceeds $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest.

Promoters and Certain Control Persons

Mr. Giloyan is a promoter as defined in Rule 405 of Regulation C due to her participation in management of our business and company.

Corporate Governance

We currently act with one director – Mr. Giloyan

We do not have a standing audit, compensation or nominating committee, but our entire board of directors acts in such capacities. We believe that our board of directors is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. The board of directors of our company does not believe that it is necessary to have a standing audit, compensation or nominating committee because we believe that the functions of such committees can be adequately performed by the board of directors. Additionally, we believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development.

REPORTS TO SECURITY HOLDERS

We are not currently a reporting company, but upon effectiveness of the registration statement of which this prospectus forms a part, we will be required to file reports with the SEC pursuant to the Securities Exchange Act of 1934, as amended. These reports include annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You may obtain copies of these reports from the SEC’s Public Reference Room at 100 F Street, NE., Washington, DC 20549, on official business days during the hours of 10 a.m. to 3 p.m. or on the SEC’s website, at www.sec.gov. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Articles provide that we will indemnify an officer, director, or former officer or director, to the full extent permitted by law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

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SUBJECT TO COMPLETION, DATED ______________________

PROSPECTUS

LOGOOM TECHNOLOGIES INC.

12,000,000 shares

Dealer Prospectus Delivery Obligation

Until _____________________________, all dealers that effect transactions in these securities whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

WE HAVE NOT AUTHORIZED ANY DEALER, SALESMAN OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND ANY ACCOMPANYING SUPPLEMENT TO THIS PROSPECTUS. YOU MUST NOT RELY UPON ANY INFORMATION OR REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. THIS PROSPECTUS AND ANY ACCOMPANYING SUPPLEMENT TO THIS PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH THEY RELATE, NOR DO THIS PROSPECTUS AND ANY ACCOMPANYING SUPPLEMENT TO THIS PROSPECTUS CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE INFORMATION CONTAINED IN THIS PROSPECTUS AND ANY ACCOMPANYING SUPPLEMENT TO THIS PROSPECTUS IS ACCURATE AS OF THE DATES ON THEIR COVERS. WHEN WE DELIVER THIS PROSPECTUS OR A SUPPLEMENT OR MAKE A SALE PURSUANT TO THIS PROSPECTUS OR A SUPPLEMENT, WE ARE NOT IMPLYING THAT THE INFORMATION IS CURRENT AS OF THE DATE OF THE DELIVERY OR SALE.

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Financial Statements

Logoom Technologies, Inc.

December 31, 2025

F-1

Report of Independent Registered Public Accounting Firm

To the Stockholder’s and Board of Directors

of Logoom Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Logoom Technologies, Inc. (the Company) as of December  31, 2025, and the related statements of operations, stockholders’ equity, and cash flows for the period from August 12, 2025 (inception) through December 31, 2025, and the related notes (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the period from August 12, 2025 (inception) through December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Considerations

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 4 to the financial statements, these are the Company’s first year of operations and it has not yet achieved profitability, which raises substantial doubt about its ability to continue as a going concern. Additionally, as of December 31, 2025, cash on hand totaled $3,523 and the Company had an accumulated deficit of $9,228. These conditions raise significant doubt about the Company’s ability to continue as a going concern for the one-year period following the issuance of these financial statements. Management’s plans regarding these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

March 12, 2026

We have served as the Company’s auditor since 2025.

Los Angeles, California

PCAOB ID Number 6580

F-2

Logoom Technologies, Inc.

Balance Sheets

December 31,
2025
ASSETS
Current assets
Cash and Cash equivalents	$3,523
Total current assets	3,523
Intangible Assets
IP Assets, net	7,462
Total Intangible Assets	7,462
Total assets	10,985

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Accounts payable	$2,000
Customer deposits	213
Total current liabilities	2,213
Long-term liabilities
Due to related parties	6,000
Total long-term liabilities	6,000
Total liabilities	8,213

STOCKHOLDERS' EQUITY
Common stock, $0.001 par value; 250,000,000 shares authorized; 12,000,000 shares issued and outstanding as of December 31, 2025.	12,000
Accumulated deficit	(9,228)
Total stockholders' equity	2,772
Total liabilities and stockholders' equity	$10,985

The accompanying notes are an integral part of these financial statements.

F-3

Logoom Technologies, Inc.

Statement of Operations

For the period from August 12, 2025 (inception) through December 31, 2025

December 31, 2025
Sales	$599
Cost of Revenues	46
Gross Profit (Loss)	553

Operating expenses
Professional Fees	5,265
Amortization expense	588
General and administration	3,958
Total operating expenses	9,811
Net Loss from operations	(9,258)

Other income
Interest Income	30
Income taxes	-

Net Loss	$(9,228)

Net loss per common share
Weighted average number of common outstanding shares	12,000,000
Basic and diluted net loss per share	(0.00)

* Net loss is less than $0.001 per share.

The accompanying notes are an integral part of these financial statements.

F-4

Logoom Technologies, Inc.

Statement of Stockholders' Equity

For the period from August 12, 2025 (inception) through December 31, 2025

	Common Stock			Total
	$0.001 Par Value		Accumulated equity	Stockholders' equity
	Shares	Amount	(Deficit)	(Deficit)
Stockholders' equity (Deficit) since the creation of the company (August 2025)	-	-	-	-
Issuance of common stock for Asset Purchase Agreement	12,000,000	12,000		12,000
Net loss for the period			(9,228)	(9,228)

Stockholders' equity (Deficit) December 31, 2025	12,000,000	12,000	(9,228)	2,772

The accompanying notes are an integral part of these financial statements.

F-5

Logoom Technologies, Inc.

Statement of Cash Flows

For the period from August 12, 2025 (inception) through December 31, 2025

December 31,
2025
Cash Flows from Operating Activities
Net loss	$(9,228)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and Amortization	588
Expensed Assets from IP Agreement	3,950
Changes in assets and liabilities
Accounts Payable	2,000
Accruals	213
Net cash used in operating activities	(2,477)

FINANCING ACTIVITIES
Related party long-term liability	6,000

Net cash provided by financing activities	6,000

NET CHANGE IN CASH	3,523

CASH, Beginning	-

CASH, Ending	$3,523
SUPPLEMENTAL CASH FLOW INFORMATION
NON-CASH INVESTING AND FINANCING ACTIVITIES
Intellectual property acquired in exchange for shares	12,000

The accompanying notes are an integral part of these financial statements.

F-6

Notes to Financial Statements

Logoom Technologies, Inc.

Year ended December 31, 2025

1. Nature of the business

Logoom Technologies, Inc. (“the Company”) is incorporated under the Nevada Business Corporation Act. It is the first year of the Company. The Company was formed on August 12, 2025 in the Nevada State. The company is built as a SaaS product on AWS infrastructure, the Company unifies log collection, monitoring, and AI-driven analysis into a single, intuitive platform by combining ease of use, scalability, and artificial intelligence to turn raw machine data into actionable insights.

2. Significant accounting policies:

(a) Basis of presentation:

(i) Basis of accounting

These financial statements have been prepared in accordance with US GAAP and are in accordance with US GAAP.

(b) Revenue recognition:

We recognize revenue in accordance with generally accepted accounting principles as outlined in the Financial Accounting Standard Board’s (“FASB”) Accounting Standards Codification (“ASC”) 606, Revenue From Contracts with Customers, which requires that five basic criteria be met before revenue can be recognized: (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price; and (v) recognize revenue when or as the entity satisfied a performance obligation.

Revenue recognition occurs as performance obligations (e.g., providing access to software) are fulfilled, matching revenue to the period it's earned, not when cash hits the bank. Money received before service delivery (like an annual payment) is recorded as a liability (deferred/unearned revenue) and gradually recognized as revenue over the subscription period.

F-7

(c) Income Taxes

The components of income tax expense (benefit) for the years ended December 31 are:

2025
Current:
Federal	0.00
State and Local	0.00
Foreign	0.00
Deferred:
Federal	0.00
State and Local	0.00
Total Tax Expense	0.00

(d) Future income taxes:

The Company accounts for its income taxes in accordance with FASB Codification Topic ASC 740-10, “Income Taxes”, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company evaluates deferred tax assets for realizability and records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(e) Use of estimates:

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Significant items subject to such estimates and assumptions include valuation of accounts receivable and inventory. Actual results could differ from those estimates.

(f) Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company and the Company’s chief operating decision maker, the president, view the Company’s operations and manage its business in one operating segment.

(g) Cash & Cash Equivalents

The Company places its cash with reputable financial institutions that are insured by the Federal Deposit Insurance Corporation, or FDIC. At times, deposits held may exceed the amount of insurance provided by the FDIC.

The Company has not experienced any losses in its cash and believes they are not exposed to any significant credit risk.

F-8

(h) Intangible Assets accounting policy

Intangible assets - non-physical, identifiable assets (software, patents, brands) are recognized because their future economic benefits are probable and cost is reliably measurable. They are initially recorded at cost of $8,050. The Company has determined that the fair value of the acquired intellectual property is more clearly evident and reliably measurable than the fair value of the common stock issued, given that the Company is privately held with no active market for its shares. The measurement of the acquired assets is based on the cost-basis of the assets as supported by third-party vendor invoices. Assets acquired with no alternative future use are expensed in the period acquired. Amortizable items, primarily intangible assets with finite, identifiable useful lives, are amortized by systematically spreading their cost as an expense over their expected economic lifespan. Items with indefinite live are tested annually for impairment. Gains or losses on disposal are recognized in the income statement.

•	Patents: These have a legal life (usually 20 years or the estimated economic life) and must be amortized over their useful life. They are rarely, if ever, considered indefinite.

•	Software: Software becomes obsolete quickly and must be amortized over its useful life (typically 3–5 years).

•	Brands/Trademarks: These can be indefinite-lived, but only if there is no foreseeable limit to the period over which they contribute to cash flows.

The Company follows the provisions of ASC 350, “Intangibles-Goodwill and Other”. Definite-lived intangible assets represent developed technology, non-compete agreements, customer related intangible assets, patents, trademark and trade names and are amortized over their estimated useful lives, generally on a straight-line basis. Indefinite lived intangible assets relate to domain names owned by the Company.

Intangible assets with indefinite lives are tested for impairment at least annually and when events or changes in circumstances indicate that, more-likely-than-not, the asset is impaired. Significant judgment is required in estimating fair values and performing indefinite-lived intangible asset impairment tests.

3. Intangible Assets

The Company’s intangible assets consist of source code, database, marketing lists and branding acquired through an asset acquisition from the shareholder and officer.

The Company had the following intangible assets as of December 31, 2025:

The details of the intangible assets	Total Cost	Total Amortization	Total Net Balance
Source code (frontend, backend, mobile apps, integrations, build scripts)	5,000	417	4,583
Database (schema, production data, seed/test data)	2,000	167	1,833
Email marketing lists (with consent records)	50	4	46
Branding (logos, design files, brand guidelines)	1,000	0	1,000
Total	8,050	588	7,462

F-9

4. Going Concern

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

Management evaluated all relevant conditions and events that are reasonably known or reasonably knowable, in the aggregate, as of the date the consolidated financial statements are issued and determined that substantial doubt exists about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent on the Company’s ability to generate revenues and raise capital. The Company has not generated sufficient revenues to provide sufficient cash flows to enable the Company to finance its operations internally. As of December 31, 2025, the Company had $3,523 cash on hand. At December 31, 2025, the Company has an accumulated deficit of $9,228. For the year ended December 31, 2025, the Company had a net loss of $9,228, and cash used in operations of $2,477. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date of filing.

Over the next twelve months, management plans to raise additional capital while it generates profitable operations. However, there is no guarantee the Company will generate profitable operations or raise capital to continue operations. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Recent accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. This ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. This ASU is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. The amendments in this ASU should be applied retrospectively to all prior periods presented in the financial statements. The Company adopted the ASU and determined that its adoption did not have a material impact on the Company’s condensed consolidated financial statements and related disclosures. As defined in the ASU, operating segments are components of an enterprise about which discrete financial information is regularly provided to the CODM in making decisions on how to allocate resources and assess performance for the organization. The Company operates and manages its business as one reportable and operating segment. The Company’s CODM is the Chief Executive Officer. The Company’s CODM reviews condensed consolidated operating results to make decisions about allocating resources and assessing performance for the entire Company.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. This update clarifies the requirements for interim financial statements and introduces a disclosure principle that requires entities to disclose significant events or changes occurring since the end of the most recent annual reporting period that have a material effect. The standard also provides a centralized list of all interim disclosure requirements to improve navigability. For the Company, this standard is effective for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this update, but does not expect the adoption to have a material impact on its consolidated financial position or results of operations.

F-10

In December 2025, the FASB issued ASU 2025-12, Codification Improvements, which provides technical corrections, clarifications, and minor improvements across a variety of Topics in the Accounting Standards Codification. Key clarifications include the calculation of diluted earnings per share in loss periods and the accounting for treasury stock retirements. These amendments are effective for the Company for annual reporting periods beginning after December 15, 2026. The Company may early adopt the amendments on an issue-by-issue basis. Company management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

5. Net Earnings Per Share

The reconciliation of the numerators and denominators of the basic and diluted earnings and loss per share calculations was as follows for the following fiscal year ended:

December 31,
2025
Numerator
Net comprehensive loss	$(9,228)
Denominator
Weighted-average shares used to compute basic EPS	12,000,000
Weighted-average shares used to compute diluted EPS	12,000,000
Net (loss) earnings per share
Basic	$(0.00)
Diluted	(0.00)

Net (loss) earnings available to participating securities were not significant for fiscal year 2025.

6. Loan from Shareholders:

The amount of $6,000 advanced by the shareholder are non-interest bearing and have no specified terms of repayment and are subordinated to the bank. Due to the nature of the loan, it’s classified within long-term liabilities and not as "on demand".

7. Subsequent events

In accordance with ASC Topic 855-10, the Company has analyzed its operations subsequent to December 31, 2025, to the date these financial statements were available to be issued and has determined that it does not have any material subsequent events to disclose in these financial statements.

F-11

Financial Statements

Logoom Technologies, Inc.

March 31, 2026

F-12

F-13

Logoom Technologies, Inc.

Unaudited Balance Sheets

	March 31,	December 31,
	2026 (Unaudited)	2025
ASSETS
Current assets
Cash and Cash equivalents	$477	$3,523
Total current assets	477	3,523
Intangible Assets
IP Assets, net	7,109	7,462
Total Intangible Assets	7,109	7,462
Total assets	7,586	10,985

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Accounts payable	$-	$2,000
Customer deposits	271	213
Total current liabilities	271	2,213
Long-term liabilities
Due to related parties	10,000	6,000
Total long-term liabilities	10,000	6,000
Total liabilities	10,271	8,213

STOCKHOLDERS' EQUITY
Common stock, $0.001 par value; 250,000,000 shares authorized; 12,000,000 shares issued and outstanding as of March 31, 2026 and December 31, 2025, respectively.	12,000	12,000
Accumulated deficit	(14,685)	(9,228)
Total stockholders' equity (deficit)	(2,685)	2,772
Total liabilities and stockholders' equity	$7,586	$10,985

The accompanying notes are an integral part of these unaudited financial statements.

F-14

Logoom Technologies, Inc.

Unaudited Statement of Operations

For the quarter ended March 31, 2026

March 31, 2026 (Unaudited)
Sales	$1,302
Cost of Revenues	66
Gross Profit (Loss)	1,236

Operating expenses
Professional Fees	6,231
Amortization expense	353
General and administration	236
Total operating expenses	6,820
Net Loss from operations	(5,584)

Other income
Interest Income	127
Income taxes	-

Net Loss	$(5,457)

Net loss per common share
Weighted average number of common outstanding shares	12,000,000
Basic and diluted net loss per share	(0.00)

* Net loss is less than $0.001 per share.

The accompanying notes are an integral part of these unaudited financial statements.

F-15

Logoom Technologies, Inc.

Unaudited Statement of Stockholders' Equity

For the quarter ended March 31, 2026

	Common Stock			Total
	$0.001 Par Value		Accumulated	Stockholders'
	Shares	Amount	equity (Deficit)	equity (Deficit)
Stockholders' equity (Deficit) December 31, 2025	12,000,000	12,000	(9,228)	2,772
Issuance of common stock for Asset Purchase Agreement	-	-
Net loss for the period			(5,457)	(5,457)

Stockholders' equity (Deficit) March 31, 2026	12,000,000	12,000	(14,685)	(2,685)

The accompanying notes are an integral part of these unaudited financial statements.

F-16

Logoom Technologies, Inc.

Unaudited Statement of Cash Flows

For the quarter ended March 31, 2026

March 31
2026 (Unaudited)
Cash Flows from Operating Activities
Net loss	$(5,457)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and Amortization	353
Changes in assets and liabilities
Accounts Payable	(2,000)
Accruals	58
Net cash used in operating activities	(7,046)

FINANCING ACTIVITIES
Related party long-term liability	4,000

Net cash provided by financing activities	4,000

NET CHANGE IN CASH	(3,046)

CASH, Beginning	3,523

CASH, Ending	$477
SUPPLEMENTAL CASH FLOW INFORMATION
NON-CASH INVESTING AND FINANCING ACTIVITIES
Intellectual property acquired in exchange for shares	-

The accompanying notes are an integral part of these unaudited financial statements.

F-17

Logoom Technologies, Inc.

Notes to unaudited Financial Statements for the quarter ended March 31, 2026

1.   Nature of the business

Logoom Technologies, Inc. (“the Company”) was incorporated under the Nevada Business Corporation Act. It is the first year of the Company. The Company was formed on August 12, 2025 in the Nevada State. The company is built as a SaaS product on AWS infrastructure, the Company unifies log collection, monitoring, and AI-driven analysis into a single, intuitive platform by combining ease of use, scalability, and artificial intelligence to turn raw machine data into actionable insights.

2. Significant accounting policies:

(a)	Basis of presentation:

(i) Basis of accounting

These financial statements have been prepared in accordance with US GAAP and are in accordance with US GAAP.

(b)	Revenue recognition:

We recognize revenue in accordance with generally accepted accounting principles as outlined in the Financial Accounting Standard Board’s (“FASB”) Accounting Standards Codification (“ASC”) 606, Revenue From Contracts with Customers, which requires that five basic criteria be met before revenue can be recognized: (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price; and (v) recognize revenue when or as the entity satisfied a performance obligation.

Revenue recognition occurs as performance obligations (e.g., providing access to software) are fulfilled, matching revenue to the period it's earned, not when cash hits the bank. Money received before service delivery (like an annual payment) is recorded as a liability (deferred/unearned revenue) and gradually recognized as revenue over the subscription period.

F-18

(c)	Income Taxes

The components of income tax expense (benefit) for the period ended March 31, 2026 are:

March 31, 2026
Current:
Federal	0.00
State and Local	0.00
Foreign	0.00
Deferred:
Federal	0.00
State and Local	0.00
Total Tax Expense	0.00

(d)	Future income taxes:

The Company accounts for its income taxes in accordance with FASB Codification Topic ASC 740-10, “Income Taxes”, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company evaluates deferred tax assets for realizability and records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(e)	Use of estimates:

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include valuation of accounts receivable and inventory. Actual results could differ from those estimates.

F-19

(f)	Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company and the Company’s chief operating decision maker, the president, view the Company’s operations and manage its business in one operating segment.

(g)	Cash & Cash Equivalents

The Company places its cash with reputable financial institutions that are insured by the Federal Deposit Insurance Corporation, or FDIC. At times, deposits held may exceed the amount of insurance provided by the FDIC.

The Company has not experienced any losses in its cash and believes they are not exposed to any significant credit risk.

(h)	Intangible Assets accounting policy

Intangible assets - non-physical, identifiable assets (software, patents, brands) are recognized because their future economic benefits are probable and cost is reliably measurable. They are initially recorded at cost of $8,050. The Company has determined that the fair value of the acquired intellectual property is more clearly evident and reliably measurable than the fair value of the common stock issued, given that the Company is privately held with no active market for its shares. The measurement of the acquired assets is based on the cost-basis of the assets as supported by third-party vendor invoices. Assets acquired with no alternative future use are expensed in the period acquired. Amortizable items, primarily intangible assets with finite, identifiable useful lives, are amortized by systematically spreading their cost as an expense over their expected economic lifespan. Items with indefinite live are tested annually for impairment. Gains or losses on disposal are recognized in the income statement.

•	Patents: These have a legal life (usually 20 years or the estimated economic life) and must be amortized over their useful life. They are rarely, if ever, considered indefinite.

•	Software: Software becomes obsolete quickly and must be amortized over its useful life (typically 3–5 years).

•	Brands/Trademarks: These can be indefinite-lived, but only if there is no foreseeable limit to the period over which they contribute to cash flows.

The Company follows the provisions of ASC 350, “Intangibles-Goodwill and Other”. Definite-lived intangible assets represent developed technology, non-compete agreements, customer related intangible assets, patents, trademark and trade names and are amortized over their estimated useful lives, generally on a straight-line basis. Indefinite lived intangible assets relate to domain names owned by the Company.

Intangible assets with indefinite lives are tested for impairment at least annually and when events or changes in circumstances indicate that, more-likely-than-not, the asset is impaired. Significant judgment is required in estimating fair values and performing indefinite-lived intangible asset impairment tests.

F-20

3. Intangible Assets

The Company’s intangible assets consist of source code, database, marketing lists and branding acquired through an asset acquisition from the shareholder and officer.

The Company had the following intangible assets as of March 31, 2026:

The details of the intangible assets	Total Cost	Total Amortization	Total Net Balance
Source code (frontend, backend, mobile apps, integrations, build scripts)	5,000	667	4,333
Database (schema, production data, seed/test data)	2,000	267	1,733
Email marketing lists (with consent records)	50	7	43
Branding (logos, design files, brand guidelines)	1,000	0	1,000
Total	8,050	941	7,109

4. Going Concern

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

Management evaluated all relevant conditions and events that are reasonably known or reasonably knowable, in the aggregate, as of the date the consolidated financial statements are issued and determined that substantial doubt exists about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent on the Company’s ability to generate revenues and raise capital. The Company has not generated sufficient revenues to provide sufficient cash flows to enable the Company to finance its operations internally. As of March 31, 2026, the Company had $477 cash on hand. At March 31, 2026, the Company has an accumulated deficit of $14,685. For the quarter ended March 31, 2026, the Company had a net loss of $5,457, and cash used in operations of $7,046. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date of filing.

F-21

Over the next twelve months, management plans to raise additional capital while it generates profitable operations. However, there is no guarantee the Company will generate profitable operations or raise capital to continue operations. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

5. Recent accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. This ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. This ASU is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. The amendments in this ASU should be applied retrospectively to all prior periods presented in the financial statements. The Company adopted the ASU and determined that its adoption did not have a material impact on the Company’s condensed consolidated financial statements and related disclosures. As defined in the ASU, operating segments are components of an enterprise about which discrete financial information is regularly provided to the CODM in making decisions on how to allocate resources and assess performance for the organization. The Company operates and manages its business as one reportable and operating segment. The Company’s CODM is the Chief Executive Officer. The Company’s CODM reviews condensed consolidated operating results to make decisions about allocating resources and assessing performance for the entire Company.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. This update clarifies the requirements for interim financial statements and introduces a disclosure principle that requires entities to disclose significant events or changes occurring since the end of the most recent annual reporting period that have a material effect. The standard also provides a centralized list of all interim disclosure requirements to improve navigability. For the Company, this standard is effective for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this update, but does not expect the adoption to have a material impact on its consolidated financial position or results of operations.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements, which provides technical corrections, clarifications, and minor improvements across a variety of Topics in the Accounting Standards Codification. Key clarifications include the calculation of diluted earnings per share in loss periods and the accounting for treasury stock retirements. These amendments are effective for the Company for annual reporting periods beginning after December 15, 2026. The Company may early adopt the amendments on an issue-by-issue basis. Company management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

F-22

6. Net Earnings Per Share

The reconciliation of the numerators and denominators of the basic and diluted earnings and loss per share calculations was as follows for the following period ended:

March 31,
2026
Numerator
Net comprehensive loss	$(5,457)
Denominator
Weighted-average shares used to compute basic EPS	12,000,000
Weighted-average shares used to compute diluted EPS	12,000,000
Net (loss) earnings per share
Basic	$(0.00)
Diluted	(0.00)

Net (loss) earnings available to participating securities were not significant for the first quarter ended March 31, 2026.

7. Loan from Shareholders:

The amount of $10,000 advanced by the shareholder are non-interest bearing and have no specified terms of repayment and are subordinated to the bank. Due to the nature of the loan, it’s classified within long-term liabilities and not as "on demand".

8. Subsequent events

In accordance with ASC Topic 855-10, the Company has analyzed its operations subsequent to March 31, 2026, to the date these financial statements were available to be issued and has determined that it does not have any material subsequent events to disclose in these financial statements.

F-23

INFORMATION NOT REQUIRED IN PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The estimated costs of this Offering are as follows:

Expenses(1)	US($)
SEC Registration Fee	$
Accounting Fees and Expenses	$25,000
Legal Fees and Expenses	$9,000
Total	$34,000

Note:
(1)	All amounts are estimates, other than the SEC’s registration fee.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our officers and directors are indemnified as provided by the Nevada Revised Statutes and our bylaws.

Under the governing Nevada statutes, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company’s articles of incorporation. Our articles of incorporation do not contain any limiting language regarding director immunity from liability. Excepted from this immunity are:

1.	a willful failure to deal fairly with the company or its shareholders in connection with a matter in which the director has a material conflict of interest;

2.	a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful);

3.	a transaction from which the director derived an improper personal profit; and

4.	willful misconduct.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent not prohibited by Nevada law; provided, however, that we may modify the extent of such indemnification by individual contracts with our directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless:

1.	such indemnification is expressly required to be made by law;

2.	the proceeding was authorized by our Board of Directors;

3.	such indemnification is provided by us, in our sole discretion, pursuant to the powers vested us under Nevada law; or;

4.	such indemnification is required to be made pursuant to the bylaws.

Our bylaws provide that we will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the company, or is or was serving at the request of the company as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefore, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under our bylaws or otherwise.

37

Our bylaws provide that no advance shall be made by us to an officer of the company, except by reason of the fact that such officer is or was a director of the company in which event this paragraph shall not apply, in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made: (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the company.

RECENT SALES OF UNREGISTERED SECURITIES

On August 12, 2025, we issued 12,000,000 shares to Mr. Garnik Giloyan, our sole director and officer, in consideration for the purchase of certain assets under an asset purchase agreement.

38

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit Number	Description of Exhibit
3.1	Articles of Incorporation
3.3	Bylaws
5.1	Opinion of The Doney Law Firm with consent to use
10.1	Asset Purchase Agreement between Logoom Technologies Inc. and Garnik Giloyan dated August 12, 2025
23.1	Consent of GreenGrowth CPAs

39

UNDERTAKINGS

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(a) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b) to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation From the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.; and

(c) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act of 1933, and we will be governed by the final adjudication of such issue.

4. That each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to the Offering shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5. That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Armenia, on April [*], 2026.

LOGOOM TECHNOLOGIES INC.

By:	/s/ Garnik Giloyan
Garnik Giloyan
President, CEO and Director
(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Garnik Giloyan	President, CEO and Director (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)	July [16], 2026
Garnik Giloyan

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